SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                          No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.       An announcement regarding the proposed amendments to the Articles of Association, the Rules and Procedures for the Supervisors’ Meetings and the election of the members of the sixth session of the board of directors of  China Petroleum & Chemical Corporation  (the “Registrant”);

2.       An announcement regarding 2014 annual results of the Registrant;

3.       A copy of a notice of annual general meeting for the year 2014 of the Registrant; and

4.       An announcement regarding profit warning in respect of the first quarter of 2015 of the Registrant;

Each made by the Registrant on March 20, 2015

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

PROPOSED AMENDMENTS
TO THE ARTICLES OF ASSOCIATION, THE RULES AND PROCEDURES
FOR THE SUPERVISORS’ MEETINGS AND THE ELECTION OF THE MEMBERS OF
THE SIXTH SESSION OF THE BOARD OF DIRECTORS

 Sinopec Corp. proposes to amend its Articles of Association and the Rules and Procedures for the Supervisors’ Meetings in accordance with the business development of Sinopec Corp. The amendments are based on the framework of its existing Articles of Association and the Rules and Procedures for the Supervisors’ Meetings after taking into account of the actual situation of Sinopec Corp.

The proposed amendments to the Articles of Association and the Rules and Procedures for the Supervisors’ Meetings are subject to the approval of the shareholders of Sinopec Corp. by way of special resolutions at the AGM.

The tenure of office of the fifth session of the board of directors of Sinopec Corp. will expire in May 2015. The elections of the candidates are subject to the Shareholders’ approval by way of ordinary resolutions at the AGM.

A circular containing details of the proposed amendments to the Articles of Association, the Rules and Procedures for the Supervisors’ Meetings and the election of the members of the sixth session of the board of directors, notice of the AGM and the reply slip will be despatched to the holders of H shares of Sinopec Gorp. shortly.

Sinopec Corp. and its board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE RULES AND PROCEDURES FOR THE SUPERVISIONS’ MEETINGS OF SINOPEC CORP.

China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) proposes to amend the articles of association of Sinopec Corp. (the “Articles of Association”) and the Rules and Prodecures for the Supervisors’ Meetings in accordance with the business development of Sinopec Corp (the “Amendments”). The Amendments are based on the framework of its existing Articles and Association and the Rules and Prodecures for the Supervisors’ Meetings and take into account of the actual situation of Sinopec Corp.

2.	PROPOSED AMENDMENTS

1.	Articles of Association

The second paragraph of the current Article 20:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 116,721,086,804 shares, among which, 91,207,648,204 shares representing 78.14% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.86% are held by the holder of foreign-listed foreign-invested H shares.

is hereby proposed to be amended as follows:

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 121,071,209,646 shares, among which, 95,557,771,046 shares representing 78.93% of the total number of issued ordinary shares of the Company are held by the holders of domestic-listed domestic-invested A shares; and 25,513,438,600 shares representing 21.07% are held by the holder of foreign-listed foreign-invested H shares.

The current Article 23:

The registered capital of the Company is RMB116,721,086,804.

is hereby proposed to be amended as follows:

The registered capital of the Company is RMB121,071,209,646.

The first paragraph of the current Article 129:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of workers and staff of the Company. The supervisors assumed by non-representatives of the employees shall be elected and dismissed through the employee representatives meetings, employee meetings or through other forms of democratic election.

is hereby proposed to be amended as follows:

The supervisory committee shall compose of 7-9 supervisors. Of which, supervisors assumed by representatives of workers and staff of the Company shall not be less than 1/3. The supervisors assumed by non-representatives of the employees shall be elected and dismissed through the employee representatives meetings, employee meetings or through other forms of democratic election.

2.	Rules and Procedures for the Supervisors’ meetings

The current Article 9:

The supervisory committee shall compose of 10 supervisors. Of which, 6 shall be assumed by non-representatives of the employees; and 4 of them shall be representatives of workers and staff of the Company. There shall be a chairman for the supervisory committee and it is permitted to appoint vice-chairman to the supervisory committee.

is hereby proposed to be amended as follows:

The supervisory committee shall compose of 7-9 supervisors. Of which, supervisors assumed by representatives of workers and staff of the Company shall not be less than 1/3. There shall be a chairman for the supervisory committee and it is permitted to appoint vice-chairman to the supervisory committee.

3.	Reasons for the Amendments

Due to the new A shares converted from the RMB23 billion A share convertible bonds issued by the Company on 23 February 2011, the total number of issued ordinary shares of the Company increased to 121,071,209,646 shares and the registered capital of the Company increased accordingly. The Amendments reflect the updated shareholding structure of Sinopec Corp. In addition, Sinopec Corp. proposed to adjust the number of members in its supervisory committee based on the actual situation of the Company.

3.	ELECTION OF THE MEMBERS OF THE SIXTH SESSION OF SINOPEC CORP.’S BOARD OF DIRECTORS

The tenure of office of the fifth session of the board of directors of Sinopec Corp. will expire in May 2015. The elections of the candidates are subject to the shareholders’ approval by way of ordinary resolutions at the annual general meeting of Sinopec Corp. for the year 2014 (“AGM”).

The following persons have been nominated for election as directors of the sixth session of the board of directors of Sinopec Corp. (the “Board”):

Fu Chengyu	Non-executive Director
Wang Tianpu	Non-executive Director
Li Chunguang	Executive Director
Zhang Jianhua	Executive Director
Wang Zhigang	Executive Director
Dai Houliang	Executive Director
Liu Yun	Non-executive Director
Zhang Haichao	Executive Director
Jiao Fangzheng	Executive Director
Jiang Xiaoming	Independent Non-executive Director
Andrew Y. Yan	Independent Non-executive Director
Bao Guoming	Independent Non-executive Director
Tang Min	Independent Non-executive Director

The Company will determine an appropriate candidate for Independent Non-executive Director for general meeting’s election in due course. Relevant information will be disclosed by way of further announcement and supplemental circular.

Details of the candidates of the Board:

Fu Chengyu*, aged 63, Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (“CNOOC”) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General

Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; in May 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu*, aged 52, Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as a Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as a Director and President of China Petrochemical Corporation; in May 2013, he was elected as Vice Chairman of the Board of Sinopec Corp.

Li Chunguang#, aged 59, Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as a Director of Sinopec Corp.; since May 2013, he was a Director and President of Sinopec Corp.

Zhang Jianhua#, aged 50, Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd.; and in May 2006, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 57, Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Dai Houliang#, aged 51, Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directorsof Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as a Director and appointed as Senior Vice President of Sinopec Corp.

Liu Yun*, aged 58, Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2009, he was elected as a Director of Sinopec Corp.

Zhang Haichao#, aged 57, Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec- BP Zhejiang Petroleum Sales Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.;in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014 he acted as Vice President of China Petrochemical Corporation .; and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng#, aged 52, Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; since February 2015, he was Chairman of Sinopec Yizheng Chemical Fibre Company Limited; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Jiang Xiaoming+, aged 61, Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International Holdings Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan+, aged 57, Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd.; and the Director of ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director and Director of Hong Kong Office of Emerging Market Partnership, the management company of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Bao Guoming+, aged 63, Ms. Bao is a Professor, an international registered internal auditor and Certified Public Accountant of China with a master degree. Since December of 1992, she acted as associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association. From May 2012 to the present, she has acted as Independent Non-executive Director of Sinopec Corp. Ms. Bao is an expert who enjoys the State Council Special Allowance.

Tang Min+, aged 62, Mr. Tang is a Ph.D. holder in economics. He is currently a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation. He is also an independent director of Beijing Venustech Inc. and an independent director of Minmetals Development Co., Ltd. He has served as the economist and senior economist at the Economic Research Centre of the Asian Development Bank from 1989 to 2000; chief economist at the Representative office of the Asian Development Bank in China from 2000 to 2004; deputy representative at the Representative Office of the Asian Development Bank in China from 2004 to 2007 and the deputy secretary-general of the China Development Research Foundation from 2007 to 2010.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Each of the candidates listed above, once elected at the AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the AGM to the date when the term of the sixth session of the Board expires, and the remuneration for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB300,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remuneration obtained by the relevant directors of Sinopec Corp. during the relevant reporting period.

Other than disclosed above, none of the above 13 candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.

Other than those disclosed herein, there are no other matters in relation to the above candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4.	GENERAL

A circular containing details of the proposed amendments to the Articles of Association the Rules and Procedures for the Supervisors’ Meetings and the election of members of the sixth session of the Board will be despatched to the holders of H shares of Sinopec Corp. shortly.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC, 20 March 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Annual Results for the Year Ended 31 December 2014

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2014 (the “Annual Report”). The entire report can be downloaded from the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com.cn). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the 23rd Meeting of the Fifth Session of the Board of Directors of Sinopec Corp. Except for Mr. Wang Zhigang who did not attend the meeting due to official duties, all directors of Sinopec Corp. attended the 23rd Meeting of the Fifth Session of the Board of Directors. No Director has any doubt as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2014 (the “reporting period”) of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Fu Chengyu, Chairman of the Board of directors, Mr. Li Chunguang, director and president, and Mr. Wang Xinhua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	0386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange
Registered address and office address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Postcode	100728
Website	www.sinopec.com
E-mail	ir@sinopec.com

2.2	Contact persons of Sinopec Corp. and means of communication

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr. Li Chunguang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386
E-mail	ir@sinopec.com

3.	Principal Financial Data and Indicators

3.1	Financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) for the year ended 31 December 2014 of the Company

	As at 31 December 2014	As at 31 December 2013	Changes from the end of the last year	As at 31 December 2012
Items	RMB million	RMB million	%	RMB million

Total assets	1,451,368	1,382,916	4.9	1,238,522
Total equity attributable to shareholders of the Company	594,483	570,346	4.2	513,374

	Year ended 31 December
	2014	2013	Changes over the same period from the end of last year	2012
Items	RMB million	RMB million	%	RMB million

Net cash flow from operating activities	148,347	151,893	(2.3)	143,462
Operating income	2,825,914	2,880,311	(1.9)	2,786,045
Net profit attributable to equity shareholders of the Company	47,430	67,179	(29.4)	63,496
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	43,238	66,658	(35.1)	61,922
Weighted average return on net assets (%)	8.14	12.24	(4.10)	12.80
			Percentage points
Basic earnings per share (RMB)	0.406	0.579	(29.9)	0.562
Diluted earnings per share (RMB)	0.406	0.543	(25.2)	0.542

3.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2014 of the Company

	For the year ended 31 December
Items	2014	2013	2012	2011	2010

Turnover and other operating revenues (RMB million)	2,825,914	2,880,311	2,786,045	2,505,683	1,913,182
Operating profit (RMB million)	73,487	96,785	98,662	105,530	104,974
Profit before taxation (RMB million)	65,504	95,052	90,642	104,565	103,663
Net profit attributable to owners of the Company (RMB million)	46,466	66,132	63,879	73,225	71,782
Basic earnings per share (RMB)	0.398	0.570	0.566	0.650	0.637
Diluted earnings per share (RMB)	0.397	0.534	0.545	0.625	0.631
Return on capital employed (%)	6.05	8.02	9.09	11.49	12.95
Return on net assets (%)	7.84	11.63	12.50	15.50	17.11
Net cash generated from operating activities per share (RMB)	1.270	1.308	1.262	1.336	1.512

	As at 31 December
Items	2014	2013	2012	2011	2010

Non-current assets (RMB million)	1,091,224	1,009,906	892,929	794,423	727,642
Net current liabilities (RMB million)	244,113	198,812	148,358	101,485	76,177
Non-current liabilities (RMB million)	201,534	189,468	196,535	185,594	200,429
Non-controlling interests (RMB million)	52,536	52,823	37,122	35,016	31,432
Total equity attributable to owners of the Company (RMB million)	593,041	568,803	510,914	472,328	419,604
Net assets per share (RMB)	5.014	4.880	4.527	4.191	3.723
Adjusted net assets per share (RMB)	4.950	4.841	4.476	4.172	3.722

3.3	Significant changes of items in the financial statements (“ASBE”)

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2014	2013	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	10,100	15,101	(5,001)	(33.1)	Mainly due to the use of cash to make up monetary gap
Bills receivable	13,963	28,771	(14,808)	(51.5)	Mainly due to the decrease in selling price of chemical products, resulting in the decrease of bills receivable, and the increase in endorsement and discount of bills of Chemical Sales Company
Accounts receivable	90,831	68,466	22,365	32.7	Mainly due to the increase of accounts receivable balance from Unipec and other subsidiaries’ trade transaction
Other receivables	29,251	13,165	16,086	122.2	Mainly due to the increase in hedging volume of Unipec
Available-for-sale financial assets	868	3,730	(2,862)	(76.7)	Mainly due to the disposal of China Gas stock
Intangible assets	78,681	60,263	18,418	30.6	Please refer to Note 14 to the financial statements prepared in accordance with ASBE
Deferred tax assets	6,979	4,141	2,838	68.5	Mainly due to the increase of tax losses carried forward in Yangzi and other
					subsidiaries and the losses from hedging
Short-term loans	166,688	108,121	58,567	54.2	Please refer to Note 20 to the financial statements prepared in accordance with ASBE
Non-current liabilities due within one year	11,890	45,749	(33,859)	(74.0)
Mainly due to the repayment of RMB 3.5 billion corporate bond, RMB 30 billion bonds with warrants and HKD 11.7 billion convertible bonds. And parts of the long-term debentures reclassified to the non-current liabilities due within one year

Long-term loans	67,426	46,452	20,974	45.2	Please refer to Note 28 to the financial statements prepared in accordance with ASBE
Other non-current liabilities	11,549	8,187	3,362	41.1	Mainly due to the increase of loan principal under the long-term loan agreement between Sinopec International Petroleum Exploration and Production Limited’s (“SIPL”) subsidiary and the Sinopec Group

	At 31 December		Increase/(decrease)
	2014	2013	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Capital reserve	48,703	36,947	11,756	31.8	Mainly due to the partial conversion of Sinopec CB
Other comprehensive income	(7,261)	407	(7,668)	(1,884.0)	Mainly due to cash flow hedging losses of Unipec and Sinopec (Hong Kong) Limited etc., and foreign currency translation differences of SIPL’s joint venture companies
Specific reserve	491	1,556	(1,065)	(68.4)	Please refer to Note 35 to the financial statements prepared in accordance with ASBE
Financial expenses	9,618	6,274	3,344	53.3	Mainly due to change of foreign exchange gain or loss resulting from the fluctuation of RMB exchange rate
Impairment losses	6,839	4,044	2,795	69.1	Please refer to Note 42 to the financial statements prepared in accordance with ASBE
(Loss)/Gain from changes in fair value	(4,151)	2,167	(6,318)	(291.6)	Mainly due to fair value changes of derivatives embedded in RMB 23 billion convertible bonds of the Company
Investment income	8,137	2,510	5,627	224.2	Please refer to Note 44 to the financial statements prepared in accordance with ASBE
Non-operating income	4,710	3,481	1,229	35.3	Please refer to Note 45 to the financial statements prepared in accordance with ASBE
Income tax expense	17,571	25,605	(8,034)	(31.4)	Please refer to Note 47 to the financial statements prepared in accordance with ASBE
Minority interests	1,480	4,198	(2,718)	(64.7)	Mainly due to the decrease in profits of holding subsidiaries

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

Unit: Share

	Before change		Increase/(decrease)						After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total		Number	Percentage (%)

RMB ordinary shares	91,051,875,187	78.11	—	—-	—	1,715,081,853	1,715,081,853	*	92,766,957,040	78.43
Domestically listed foreign shares	—	—	—	—	—	—	—		—	—
Overseas listed foreign shares	25,513,438,600	21.89	—	—	—	—	—		25,513,438,600	21.57
Others	—	—	—	—	—	—	—		—	—

Total Shares	116,565,313,787	100				1,715,081,853	1,715,081,853		118,280,395,640	100

*:	During the reporting period, a total number of 84,420,170 units Sinopec CB had been converted into A shares of Sinopec Corp, resulting in a total increase of 1,715,081,853 shares.

4.2	Number of shareholders and their shareholdings

As at 31 December 2014, the total number of shareholders of Sinopec Corp. was 695,385 including 688,972 holders of domestic A shares and 6,413 holders of overseas H shares. As at 13 March 2015, the total number of shareholders of Sinopec Corp. was 851,381. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the reporting period to Redemption Record Date (11 February 2015), a total of 2,790,814,006 A shares were converted from the RMB 23 billion A share convertible bond of Sinopec Corp. (“Sinopec CB”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as at 31 December 2014 are listed as below:

Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	Number of shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	72.47	85,720,671,101	57,722,243	0
HKSCC Nominees Limited2	H share/A share	21.48	25,402,335,709	30,154,650	Unknown
國泰君安證券股份有限公司	A share	0.25	292,891,836	(45,486,499)	0
中國證券金融股份有限公司	A share	0.23	268,156,856	(22,699,951)	0
卡塔爾控股有限責任公司-自有資金	A share	0.08	89,996,185	0	0
中國建設銀行-鵬華價值優勢股票型 證券投資基金	A share	0.04	44,999,949	9,714,546	0
中國建設銀行股份有限公司-博時裕富滬深300指數證券投資基金	A share	0.04	41,897,694	34,897,694	0
中國工商銀行-上證50交易型開放式指數證券投資基金	A share	0.03	37,487,694	(15,712,129)	0
南方東英資產管理有限公司-南方富時中國A50ETF	A share	0.03	35,516,572	(26,378,536)	0
中國銀行股份有限公司-嘉實滬深300交易型開放式指數證券投資基金	A share	0.03	30,426,070	751,787	0

Note 1	As compared with the number of shares as at 31 December 2013.

Note 2
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.47% of the total share capital of Sinopec Corp. which is included in the total number of the shares held by HKSCC Nominees Limited.

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares according to the Securities and Futures Ordinance (“SFO”)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held *		Approximate percentage of Sinopec Corp.’s issued share capital (H Share)
				(%)

JPMorgan Chase & Co.	Beneficial owner	656,026,310	(L)	2.57	(L)
		360,358,429	(S)	1.41	(S)
	Investment manager	364,641,100	(L)	1.42	(L)
	Trustee (other than a bare trustee)	32,200	(L)	0.00	(L)
	Custodian corporation/approved lending agent	1,357,077,571	(L)	5.31	(L)
BlackRock, Inc.	Interest of corporation controlled by	2,020,880,233	(L)	7.92	(L)
	the substantial shareholder	31,124,000	(S)	0.12	(S)
Schroders Plc	Investment manager	1,528,199,922	(L)	5.99	(L)

*: (L): Long position, (S): Short position

4.3	Changes in the controlling shareholders and the de facto controller

There was no change in the controlling shareholders and the de facto controller of Sinopec Corp. during 2014.

(1)	Controlling shareholder

The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. Its registered capital is RMB 274,866,534,000, and the legal representative is Mr. Fu Chengyu. The organisation code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage

Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Yizheng Chemical Fibre Company Limited	9,224,327,662	72.01%
Kingdream Public Limited Company	270,270,000	67.50%
China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%

(2)	Other than HKSCC Nominees Limited, there was no other legal person or shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller

China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

Note:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5.	Information on Appointment or Termination of Directors, Supervisors and Senior Management

In October 2014, Mr. Zhang Jianhua, an Director and Senior Vice President of Sinopec Corp., was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd..

In October 2014, Mr. Cai Xiyou has tendered his resignation as the director, member of the Strategy Committee of the Board and Senior Vice President of Sinopec Corp., due to new working arrangement.

In May 2014, in accordance with Board Resolution of the 17th meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the Board nominated and appointed Mr. Chang Zhenyong and Mr. Huang Wensheng as the Vice President of Sinopec Corp.. In August 2014, Mr. Wang Yongjian has tendered his resignation as the Vice President of the Sinopec Corp., due to work-related reasons.

Mr. Ma Weihua, an Independent Non-executive Director of Sinopec Corp., has been appointed as Independent Director of China World Trade Center Co., Ltd. since August 2014.

Mr. Jiang Xiaoming, an Independent Non-executive Director of Sinopec Crop., was no longer the independent Non-executive Director of Greennland Hong Kong Holdings Limited since 4 June 2014.

Mr. Andrew Y. Yan, an Independent Non-executive Director of Sinopec Corp., has been appointed as Independent Non-executive Director of CPMC Holdings Limited since March 2014, Independent Non-executive Director of Cogobuy Group since July 2014, and Independent Director of Beijing BlueFocus Brand Management Consulting Co, Ltd. since March 2014. And he was no longer Independent Non-executive Director of China Mengniu Dairy Co. and Fosun International Ltd., the Independent Director of Giant Network Co. Ltd. and Director of Acorn International Co., Ltd.

Ms. Bao Guoming, an Independent Non-executive Director of Sinopec Corp., was no longer External Supervisor of Bank of China and Independent Non-executive Director of Hebei Chengde Lulu Co., Limited.

In September 2014, Mr. Zhou Shiliang, an Employee’s Representative Supervisor of Sinopec Corp., was appointed as the Secretary of CPC Committee, Board Director and Vice President of Sinopec Oilfield Service Co. Ltd;

6	Business Review and Prospects

Business Review

In 2014, the global economic recovery remained weak, and China’s GDP grew by 7.4%. The Company, focusing on growth quality and efficiency, further deepened reforms, transformed its growth model and strengthened its management. Through intensified analysis and forecasting of macroeconomy and market trends, we actively responded to the significant change of international crude oil prices while expediting structural adjustments, expanding our markets and enhancing fine management and cost controls. All of these efforts contributed to stable operations of the Company.

6.1	Market Review

(1)	Crude oil and natural gas

In 2014, international crude oil prices fluctuated at a high level in the first half of the year and plunged in the second half, with a precipitous drop in the fourth quarter. The average spot price of Platts Brent for the year was USD 99.45 per barrel, 8.5% lower than the previous year. China’s demand for natural gas continued to increase in 2014. Chinese Government made further adjustments to the price of existing supplies of non-residential natural gas, thus gradually aligning domestic gas prices with those of alternative energy sources.

(2)	Oil products market

In 2014, Chinese government timely adjusted domestic oil product prices in response to changes in international crude oil prices. In the second half of 2014, domestic oil product prices experienced 11 consecutive cuts as international crude prices plummeted. Affected by slowing economic growth, domestic demand for oil products grew at a lower rate, with diesel demand decreased despite a continued increase in gasoline demand. Statistics show that domestic apparent consumption of oil products (including gasoline, diesel and kerosene) was 269 million tonnes in 2014, up by 2.0% from the previous year.

(3)	Chemicals

In 2014, chemical prices declined continuously. The second half of the year saw a bigger decrease in feedstock costs than in chemical prices, thus improving chemical margins. According to the Company’s statistics, domestic apparent consumption of synthetic resin and synthetic fiber rose by 8.7% and 7.0%, respectively, from the previous year, while apparent consumption of synthetic rubber fell by 1.9% and that of ethylene equivalent grew by 4.9%.

6.2	Operations Review

(1)	Exploration and production

In 2014, driven by management and technology innovation, we implemented exploration and development programs efficiently and made a number of new findings, some of which are commercial discoveries. With 106.75 billion cubic meters of reserves added to the Fuling shale gas project, China’s first sizable shale gas field came into being. In 2014, newly added proved oil and gas reserves amounted to 431 million barrels. In crude oil development, we focused on improvements to economics through optimal development of new blocks, further development of mature fields and enhancing recovery rates continuously. In natural gas development, we accelerated the capacity construction of major projects, strengthened management of the Puguang gas field and other mature fields, adjusted marketing strategies, expanded sales volume and achieved better economic returns. In shale gas development, the Fuling project’s Phase I construction, with capacity of 5 billion cubic meters per year, progressed smoothly, and daily output of all producing wells exceeded design targets, laying a good foundation for future development. In 2014, production of oil & gas rose by 8.4% to 480.22 million barrels of oil equivalent, among which domestic crude oil production remained flat, while overseas production increased significantly as a result of overseas acquisition at the end of 2013. Natural gas production rose by 8.5% to 716.4 billion cubic feet. Average unit all-in-cost has been well under control.

Summary of Operations for the Exploration and Production Segment

	2014	2013	2012	Change from 2013 to 2014(%)

Oil and gas production (mmboe)	480.22	442.84	427.95	8.44
Crude oil production (mmbbls)	360.73	332.54	328.28	8.48
China	310.87	310.84	306.60	0.01
Overseas	49.86	21.70	21.68	129.77
Natural gas production (bcf)	716.35	660.18	598.01	8.51

Summary of Reserves of Crude Oil and Natural Gas

Reserves of Crude Oil
(mmbbls)
31 December 2014

Proved Reserves	3,048
Proved Developed Reserves	2,782
Shengli	1,917
Others	548
Total, China	2,465
Overseas	317
Proved Undeveloped Reserves	266
Shengli	105
Others	130
Total, China	235
Overseas	31

Reserves of
Natural Gas
(bcf)
31 December
2014

Proved Reserves	6,741
Proved Developed Reserves	6,011
Puguang	2,663
Others	3,324
Total, China	5,987
Overseas	24
Proved Undeveloped Reserves	730
Total, China	728
Overseas	2

Exploration & Production Activities

	As of 31 December
	2014		2013
Wells drilling	gross	net	gross	net

Total, China	310	309	267	267
Shengli	63	63	93	93
Others	247	246	174	174
Overseas	3	1	2	0
Total	313	310	269	267

			China		Oversea
Wells drilled		Total	Shengli	Other	Subsidiaries	Equity-accounted investments
For the year ended December 31, 2014
Exploratory	– Productive	337	141	193	—	3
	– Dry	187	64	123	—	—
Development	– Productive	3,964	2,027	1,614	6	317
	– Dry	56	30	26	—	—
For the year ended December 31, 2013
Exploratory	– Productive	350	112	238	—	—
	– Dry	352	96	256	—	—
Development	– Productive	4,513	2,490	2,016	5	2
	– Dry	83	39	44	—	—

Unit:Square Kilometers

	As of 31 December
	2014	2013

Acreage with exploration license	960,981	983,680
China	960,981	983,680
Acreage with development license	27,921	26,665
China	22,912	22,563
Overseas	5,009	4,102

(2)	Refining

In 2014, the Company adjusted its product mix in response to the market, increasing production of oil products and high-value-added products for which demand was strong, such as gasoline (especially high-octane gasoline) and jet fuel, further decreasing the diesel to gasoline ratio. We accelerated the quality upgrade of oil products, increasing production of GB IV automotive diesel, with some regions gasoline and diesel upgraded to GB V standard. We effectively controlled costs through improvements in resource allocation, optimising selection of oil to be processed, as well as inventory management. Through tapping our well established advantages in specialisation, margins of lubricants, liquefied petroleum gas (LPG) and asphalt further improved, delivering good economic returns. In 2014, we processed 235 million tonnes of crude oil, up by 1.5% from the previous year, and produced 146 million tonnes of refined oil products, up by 4.2%.

Summary of Operations for the Refining Segment
Unit: million tonnes

				Change from
	2014	2013	2012	2013 to 2014 (%)

Refinery throughput	235.38	231.95	221.31	1.48
Gasoline, diesel and kerosene production	146.23	140.40	132.96	4.15
Gasoline	51.22	45.56	40.55	12.42
Diesel	74.26	77.40	77.39	(4.06)
Kerosene	20.75	17.43	15.01	19.05
Light chemical feedstock	39.17	37.97	36.33	3.16
Light products yield (%)	76.52	76.19	76.75	0.33 percentage points
Refinery yield (%)	94.66	94.82	95.15	(0.16) percentage points

Note: Includes 100% of production of joint ventures.

(3)	Marketing and distribution

In 2014, the Company initiated business restructuring in the marketing segment and has launched mixed-ownership reform by introducing private capital. Sinopec Corp. entered into capital injection agreement with 25 investors, established a mechanism aiming to transform the segment into a market orientated business through joint efforts with private investors. The initiative laid the foundations for further reform on the operational systems and mechanisms of our marketing business with the aim of development through innovations.

In 2014, in light of the slower growth of domestic demand for oil products and the particularly weak demand for diesel, we adjusted our marketing strategies, enhancing marketing efforts on high-octane gasoline and jet fuel to increase total sales volume. We expanded our retail volume by using our network and brand advantages, enhancing customer service at service stations. At the same time, we further developed our non-fuel businesses, improved the customer experience and provided one-stop services through our online fuel-card services and self-service mobile apps and equipment. Non-fuel business transaction increased by 28% over 2013 to RMB 17.1 billion. In 2014, total sales volume of refined oil products was 189 million tonnes, up by 5.1% from the previous year, with domestic sales rising by 3.4% to 171 million tonnes and retail rising by 3.6%.

Summary of Operations for Marketing and Distribution Segment

				Change from
	2014	2013	2012	2013 to 2014(%)

Total sales volume of oil products (million tonnes)	189.17	179.99	173.15	5.10
Total domestic sales volume of oil products (million tonnes)	170.97	165.42	158.99	3.36
Retail sales (million tonnes)	117.84	113.73	107.85	3.61
Direct sales & Distribution (million tonnes)	53.13	51.69	51.14	2.79
Annual average throughput per station (tonne/station)	3,858	3,707	3,498	4.07

	31 December 2014	31 December 2013	31 December 2012	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under Sinopec brand	30,551	30,536	30,836	0.05
Number of company-operated stations	30,538	30,523	30,823	0.05

(4)	Chemicals

In 2014, confronted by severe market conditions that saw prices of chemicals remaining at anemic levels, the Company cut its feedstock costs by increasing the light feedstock ratio, adjusted its product mix and intensified efforts in R&D, production, and sales of new products. Sales of new polyolefin products and specialty materials accounted for 57.4% of total sales, and high-value-added rubber accounted for 17.4%. The synthetic fiber differentiation rate was 76.7%. In addition, we optimised operations of our manufacturing facilities, adjusted utilisation rates, and shut down facilities with unsatisfactory marginal costs. Ethylene output was up by 7.2% from 2013 to 10.7 million tonnes. Meanwhile, by keeping inventories at low levels and implementing a differentiated marketing strategy, our full-year chemical sales volume increased by 4.4% to 60.79 million tonnes, with all manufactured chemicals sold.

Summary of Operations for Chemicals Segment

Unit: thousand tonnes

	2014	2013	2012	Change from 2013 to 2014 (%)

Ethylene	10,698	9,980	9,452	7.19
Synthetic resin	14,639	13,726	13,343	6.65
Synthetic rubber	939	960	936	(2.19)
Synthetic fiber monomer and polymer	8,383	9,227	8,950	(9.15)
Synthetic fiber	1,315	1,392	1,339	(5.53)

Note: Includes 100% production of joint ventures.

(5)	Research and development

In 2014, the Company fully tapped the functions of research and development in supporting and leading its business operations, stepping up its R&D efforts with remarkable results. In upstream, we successfully completed the well pad drilling test for shale gas development, achieving substantial improvements in efficiency of construction. We developed offshore well safety control technologies to enhance the safety and efficiency of production in offshore oilfields. In refining, we commercialised technologies for high-aromatics-content catalytic diesel hydrogenation, countercurrent continuous reforming and diesel ultra-deep hydrogenation for desulfurizationt. In chemicals, we brought online a demonstration plant for converting syngas to ethylene glycol, marking a breakthrough in coal chemical technologies. We successfully commissioned a demonstration plant for super-imitation-cotton fiber technologies. We also developed bacteria-resistant polypropylene and polypropylene for low-temperature packaging. We applied for a total of 4,968 patents at home and abroad, and 3,011 patents were granted in 2014. During the year, we won one National Patent Gold Award and five Awards of Excellence, two first-place awards and three second-place awards for National Science and Technology Advancement, and two second-place awards for Technology Invention.

(6)	Health, safety and environment

In 2014, the Company vigorously implemented its green and low-carbon development strategy and its Clear Water, Blue Sky environmental protection plan, advanced its carbon assets management activities, and officially kicked off the Energy Efficiency Doubling initiative. By further integrating efforts in energy conservation, emissions control and carbon reduction, the effectiveness of our energy saving and environmental protection activities improved continuously. Compared with last year, energy intensity was down by 0.6%, industrial water consumption was down by 1.1%, chemical oxygen demand of waste water discharge was down by 2.5%, NHx emissions were down by 4.2%, sulfur dioxide emissions were down by 8.1%, NOx emissions were down by 3.9%, and all hazardous chemicals, discharged water, gas, and solid waste were properly treated.

In 2014, the Company improved its work safety and accountability scheme, conducted safety checks, focused on identification and elimination of potential hazards, stepped up the construction of its emergency response capabilities and its IT applications for safety management, standardised worker protection, and safeguarded the health of its employees. For more detailed information, please refer to our corporate report, Communication on Progress for Sustainable Development.

(7)	Capital expenditures

In 2014, the Company optimised its asset portfolio and investment activities. Total capital expenditures were RMB 154.640 billion, down by 4.2% from the plan made at the beginning of the year. Capital expenditures for exploration and production segment were RMB 80.196 billion, mainly for exploration and production in Jiyang trough, Sichuan Basin, Tahe oilfield, and Ordos Basin, liquefied natural gas (LNG) projects in Shandong and Guangxi, construction of long-distance oil and gas pipeline projects, and the oversea projects. We added crude oil capacity of 4.36 million tonnes per year and natural gas capacity of 5.9 billion cubic meters per year. Capital expenditures for refining segment were RMB 27.957 billion, mainly for refinery revamping and gasoline and diesel quality upgrading projects by subsidiaries in Shijiazhuang, Yangtze, Tahe and Jiujiang. We added refining capacity of 9.5 million tonnes per year, and acquired 37.5% shares of Yanbu Refinery. Capital expenditures for marketing and distribution segment were RMB 26.989 billion, mainly for developing and renovating service stations and for building oil product pipelines and oil depots. We added 556 service stations for the year. Capital expenditures for chemicals segment were RMB 15.850 billion, mainly for the coal chemical plant at Sinopec Great Wall Energy and Chemical Industry (Ningxia) Company Ltd. and the Qilu acrylonitrile project. We added ethylene capacity of 190,000 tonnes per year and synthetic resin capacity of 600,000 tonnes per year. Capital expenditures for corporate and others were RMB 3.648 billion, mainly for R&D facilities and IT application projects.

(8)	Oil & gas reserve appraisal principles

We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our Branches has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the branches level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by our deputy chief geologist and our director general of our exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in oil and gas industry. Our RMC also consists of 31 other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. The RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and disclosure of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

6.3	Business Prospects

(1)	Market analysis

The 2015 world economy is expected to continue its slow recovery while China’s economy will enter a New Normal state of slower growth. The international crude oil price is projected to remain anaemic. Domestic demand for refined oil products is to grow steadily with product mix further adjusted, quality gradually upgraded. Domestic demand for major chemicals is to grow step by step.

(2)	Operations

In 2015, the Company will focus on improving the quality and efficiency of growth while deepening reforms, transforming its development model, and implementing rigorous management programs. We will put more emphasis on restructuring, resource optimisation, innovation and risk control. Key measures are as follows:

Exploration and production: In response to low oil prices, the Company will integrate reserves, production, investment, costs and earnings and will seek to optimise its exploration activities, lower its development costs, and increase commercial yields for oil and gas. In exploration, we will focus on making commercial discoveries, exploiting reserve potential in frontier areas and other key promising regions, and improving the success rate of exploration. In development, we will select projects and production targets based on oil price level. We will also further develop mature fields and put technologies that significantly enhance recovery into wide operation. In addition, we will facilitate development of shale gas to fast-track shale gas projects and expedite capacity-building projects for natural gas. In 2015, we plan to produce 300 million barrels of crude oil in China, 48 million barrels from our oversea assets, and 886.3 billion cubic feet of natural gas.

Refining: The Company will optimise crude procurement and resource allocation to reduce costs, take better advantage of our economies of scale to control unit costs, and upgrade oil product quality to increase the supply of clean fuels. We will also strengthen the integration of production and sales, adjust our product slate and utilisation rates, and increase the output of higher-value-added products which are well received by market. In addition, we will seek to unlock the potential value of specialisation, improve our sales networks, and enhance the marketing of lubricants, LPG, asphalt and other products. In 2015, we plan to refine 243 million tonnes of crude oil and produce 152 million tonnes of oil products.

Marketing and distribution: The Company will proactively explore to innovate on operational systems and mechanisms with an aim to transform Sinopec from an oil products supplier into an integrated services provider. To ensure maximum profits, the Company will improve its market analysis based on fundamental changes in the market and operate with low inventory levels to mitigate risks and facilitate adjustments to its marketing structure. We will expand our retail sales volume and increase per station pumped volume. We will accelerate the planning and construction of our oil product pipelines to optimise our marketing network, carry out differentiated marketing strategies and increase customer loyalty by providing tailor-made services. We will also develop our non-fuel businesses on the basis of specialisation and market orientation to increase both scale and profits of the business. In 2015, we plan to sell 173 million tonnes of oil products in the domestic market.

Chemicals: The Company will further adjust its feedstock structure, lower feedstock costs, accelerate improvements in its product mix, and strengthen the integration of manufacturing, marketing and R&D. We will increase the production of higher-value-added products which are well received by markets, enhance the development, production and promotion of new products, fine-tune facilities operations and utilisation rates according to profit margins, take advantage of our strengths in marketing network and improve our sales performance. In 2015, we plan to produce 10.9 million tonnes of ethylene.

R&D: We will continue to implement the strategies of development driven by innovations. Areas of focus for R&D include shale oil and gas exploration and development, oil and gas recovery enhancement technologies aiming to increase production and reserve, biofuels, heavy oil refining, clean fuels for quality upgrading, new catalytic materials, high-performance synthetic chemicals and fine chemicals to promote restructuring of product mix. In addition, we will develop and apply technologies that are greener and less carbon-intensive, thus conserving energy while preserving the environment. We will continue to emphasise fundamental and forward-looking R&D activities to improve the Company’s innovation for the purpose of supporting and driving its transformative growth.

Capital expenditures: In 2015, the Company will look to improve its project portfolio and investment plan based on market conditions. Our capital expenditure budget for the year is RMB 135.9 billion, of which exploration and production segment accounts for RMB 68.2 billion, mainly for Fuling shale gas project construction, exploration and development projects in Shengli oilfield, Sichuan Basin, Tahe oilfield, Junggar Basin, and Ordos Basin as well as Guangxi and Tianjin LNG projects; gas pipelines; and overseas projects. Refining segment accounts for expenditures of RMB 24.0 billion, mainly for revamping Qilu and Jiujiang refineries, as well as product quality projects such as gasoline adsorbent desulfurization and diesel hydrogenation. Marketing and distribution segment accounts for expenditures of RMB 22.6 billion, mainly for revamping service stations, constructing the product pipeline networks, optimising the distribution of tank farms, and improving facilities for service stations and non-fuel businesses to develop integrated service with an aim to support new businesses. Chemicals segment accounts for expenditures of RMB15.1 billion, mainly for the Jinling propylene oxide and LPG utilisation projects and the Hainan PX phase II project. Corporate and others segment accounts for expenditures of RMB 6.0 billion, mainly for R&D facilities and IT projects.

In 2015, the Company will proactively adapt to the “new normal” situation of macroeconomy, building up new drivers for development, continuously improving its overall strength and competitiveness in the global arena, as well as capabilities to maintan sustainable growth and striving to achieve remarkable results.

7.	Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the Annual Report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

7.1	Consolidated Results of Operations

In 2014, the Company’s turnover and other operating revenues were RMB 2,825.9 billion, decreased by 1.9% compared with that of 2013. The operating profit was RMB 73.5 billion, representing a year on year decrease of 24.1%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2014	2013	Change
	(RMB million)	(RMB million)	(%)

Turnover and other operating revenues	2,825,914	2,880,311	(1.9)
Turnover	2,781,641	2,833,247	(1.8)
Other operating revenues	44,273	47,064	(5.9)
Operating expenses	(2,752,427)	(2,783,526)	(1.1)
Purchased crude oil, products, and operating supplies and expenses	(2,334,399)	(2,371,858)	(1.6)
Selling, general and administrative expenses	(68,374)	(69,928)	(2.2)
Depreciation, depletion and amortisation	(90,097)	(81,265)	10.9
Exploration expenses (including dry holes)	(10,969)	(12,573)	(12.8)
Personnel expenses	(57,233)	(55,353)	3.4
Taxes other than income tax	(191,202)	(190,672)	0.3
Other operating expense, net	(153)	(1,877)	(91.8)

Operating profit	73,487	96,785	(24.1)
Net finance costs	(14,229)	(4,246)	235.1
Investment income and share of profits less losses from associates and jointly controlled entities	6,246	2,513	148.5
Profit before taxation	65,504	95,052	(31.1)
Income tax expense	(17,571)	(24,763)	(29.0)

Profit for the year	47,933	70,289	(31.8)

Attributable to:
Equity shareholders of the Company	46,466	66,132	(29.7)
Non-controlling interests	1,467	4,157	(64.7)

(1)	Turnover and other operating revenues

In 2014, the Company’s turnover was RMB 2,781.6 billion, representing a decrease of 1.8% over 2013. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2014 and 2013:

	Sales volume			Average realised price
	(thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Years ended 31 December		Change (%)	Years ended 31 December		Change (%)
	2014	2013		2014	2013

Crude oil	8,864	7,604	16.6	4,008	4,253	(5.8)
Domestic	8,780	7,582	15.8	4,001	4,252	(5.9)
Oversea	84	22	281.8	4,691	4,678	0.3
Natural gas (million cubic meters)	16,661	15,907	4.7	1,589	1,336	18.9
Gasoline	64,083	59,482	7.7	8,339	8,498	(1.9)
Diesel	102,724	99,855	2.9	6,647	7,050	(5.7)
Kerosene	21,845	20,162	8.3	5,710	6,116	(6.6)
Basic chemical feedstock	27,277	25,838	5.6	6,151	6,870	(10.5)
Monomer and polymer for synthetic fibre	6,479	6,856	(5.5)	7,223	8,167	(11.6)
Synthetic resin	11,584	10,696	8.3	9,684	9,631	0.6
Synthetic fibre	1,430	1,488	(3.9)	9,436	10,356	(8.9)
Synthetic rubber	1,205	1,346	(10.5)	10,554	12,214	(13.6)
Chemical fertiliser	598	1,129	(47.0)	1,686	1,698	(0.7)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2014, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 69.6 billion, an increase of 14.3% over 2013. The change was mainly due to the increase in sales volume of crude oil and increase in sales volume and prices of natural gas in 2014.

In 2014, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,633.9 billion, accounting for 58.7% of the Company’s turnover and other operating revenues, representing a decrease of 2.8% over 2013 mainly due to the decline of various refinery products prices and sales volume decrease of other refined petroleum products which offset the effect of increase in gasoline, diesel and kerosene sales volumes. The sales revenue of gasoline, diesel and kerosene was RMB 1,342.0 billion, representing an increase of 0.7% over 2013, and accounting for 82.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 291.9 billion, representing a decrease of 16.0% compared with 2013, accounting for 17.9% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 357.0 billion, representing a decrease of 4.6% over 2013, accounting for 12.8% of the Company’s total turnover. This was mainly due to the decline of chemical product prices which offset the sales volume increase of basic chemical feedstock and synthetic resin.

(2)	Operating expenses

In 2014, the Company’s operating expenses were RMB 2,752.4 billion, decreased by 1.1% compared with 2013. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,334.4 billion, representing a decrease of 1.6% over the same period of 2013, accounting for 84.8% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 837.4 billion, representing a decrease of 4.2% over the same period of 2013. Throughput of crude oil purchased externally in 2014 was 177.29 million tonnes (excluding the volume processed for third parties), representing a decrease of 0.6% over the same period of 2013. The average cost of crude oil purchased externally was RMB 4,724 per tonne, representing a drop of 3.6% against 2013.

The Company’s other purchasing expenses were RMB 1,497.0 billion, remains basically the same with that of 2013.

Selling, general and administrative expenses of the Company totaled RMB 68.4 billion, representing a decrease of 2.2% over 2013.

Depreciation, depletion and amortization expenses of the Company were RMB 90.1 billion, representing an increase of 10.9% as compared with 2013. This was mainly due to the increased investment in fixed assets.

Exploration expenses were RMB 11.0 billion, representing a decrease of 12.8% compared with 2013, mainly due to the Company’s optimisation of exploration investment, improvement in exploration success rate as well as effective reduction in exploration expenses.

Personnel expenses were RMB 57.2 billion, representing an increase of 3.4% over 2013.

Taxes other than income tax were RMB 191.2 billion, representing an increase of 0.3% compared with 2013. This was mainly due to the increase of RMB 3.4 billion in consumption tax as a result of increased consumption tax rate, as well as the RMB 0.6 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 3.4 billion as a result of decreased oil price.

Other operating expense (net amount) were RMB 0.2 billion.

(3)	Operating profit was RMB 73.5 billion, representing a decrease of 24.1% compared with 2013.

(4)
Net finance costs were RMB 14.2 billion, representing an increase of 235.1% over 2013. Of which: the net interest expense of the Company was RMB 9.4 billion, representing an increase of RMB 0.4 billion over 2013; gains from foreign exchange decreased by RMB 2.9 billion as compared with 2013 due to the RMB appreciation slower than that in 2013; for the convertible bonds issued by the Company, unrealised loss from fair value change of the period was RMB 4.6 billion, compared with unrealised gains of RMB 2 billion in the same period of 2013.

(5)	Profit before taxation was RMB 65.5 billion, representing a decrease of 31.1% as compared with 2013.

(6)	Tax expense was RMB 17.6 billion, representing a decrease of RMB 7.2 billion as compared with 2013.

(7)	Profit attributable to non-controlling interests of the Company was RMB 1.5 billion, representing a decrease of RMB 2.7 billion comparing with 2013.

(8)	Profit attributable to equity shareholders of Sinopec Corp. was RMB 46.5 billion, representing a decrease of 29.7% compared with 2013.

7.2	Assets, Liabilities, Equity and Cash Flows

The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	At 31 December 2014	At 31 December 2013	Amount of Change

Total assets	1,451,368	1,382,916	68,452
Current assets	360,144	373,010	(12,866)
Non-current assets	1,091,224	1,009,906	81,318
Total liabilities	805,791	761,290	44,501
Current liabilities	604,257	571,822	32,435
Non-current liabilities	201,534	189,468	12,066
Total equity attributable to equity shareholders of the Company	593,041	568,803	24,238
Share capital	118,280	116,565	1,715
Reserves	474,761	452,238	22,523
Non-controlling interests	52,536	52,823	(287)
Total equity	645,577	621,626	23,951

As at 31 December 2014, the Company’s total assets were RMB 1,451.4 billion, representing an increase of RMB 68.5 billion compared with that at the end of last year, of which:

Current assets were RMB 360.1 billion, representing a decrease of RMB 12.9 billion compared with that at the end of 2013. The major changes came from the amount decrease in inventories by RMB 33.7 billion, bill receivable by RMB 14.8 billion, and increase in account receivable by RMB 22.4 billion, prepaid expenses and other current assets by RMB 18.3 billion caused by increased receivables under derivative financial instruments yet to be due.

Non-current assets were RMB 1,091.2 billion, representing an increase of RMB 81.3 billion as compared with that at the end of 2013. This was mainly due to the implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 33.9 billion, construction in progress increased by RMB 17.0 billion, and long-term prepayments and other assets increased by RMB 19.2 billion caused by newly added land use right and service station operating authorisation.

The Company’s total liabilities were RMB 805.8 billion, representing an increase of RMB 44.5 billion compared with that at the end of 2013, of which:

Current liabilities were RMB 604.3 billion, representing an increase of RMB 32.4 billion as compared with that at the end of 2013. This was mainly because short-term loans increased by RMB 14.3 billion, accrued expenses and other payables increased by RMB 24.5 billion caused by increase in derivative financial instruments yet to be due, delayed payment of investment and other advance accounts.

Non-current liabilities were RBM 201.5 billion, representing a increase of RMB 12.1 billion compared with that at the end of 2013. This was mainly because of the increase of long-term debts by RMB 5.3 billion, estimated liabilities by RMB 3.6 billion due to the provision for future dismantling of oil and gas assets.

Total equity attributable to owners of the company was RMB 593.0 billion, representing an increase of RMB 24.2 billion compared with that at the end of 2013, which was mainly due to the increase in reserves.

(2)	Cash Flow

The following table sets forth the major items in the consolidated cash flow statements for 2014 and 2013.

Unit: RMB millions

	Year ended 31 December
Major items of cash flows	2014	2013

Net cash generated from operating activities	148,347	151,893
Net cash used in investing activities	(132,633)	(178,740)
Net cash (used in)/generated from financing activities	(21,421)	31,519
(Decrease)/increase of cash and cash equivalents	(5,707)	4,672

In 2014, the net cash generated from operating activities of the company was RMB 148.3 billion, representing a decrease of RMB 3.6 billion as compared with 2013. This was mainly attributable to the decrease in profit before taxation and improvement on working capital.

In 2014, the net cash used in investing activities was RMB 132.6 billion, representing a decrease of RMB 46.1 billion over 2013. This was mainly attributable to the stricter control on investment, in which capital expenditure and exploration expenses decreased by RMB 30.6 billion, oversea acquisitions, investments in associates and joint ventures decreased by RMB 17.1 billion compared with 2013.

In 2014, the net cash outflow generated from the Company’s financing activities was RMB 21.4 billion, representing a decrease of RMB 52.9 billion against 2013. The year on year cash decrease mainly caused by proceeds from issuing shares , contributions to subsidiaries from non-controlling interests and interest bearing debt financing, which negatively affected cash from financing activities by RMB 19.4 billion, RMB 8.6 billion and RMB 23.5 billion respectively.

(3)	Contingent Liabilities

Please refer to “Material guarantee contracts and their performances” in the “Significant Events” section of the Annual Report.

(4)	Capital Expenditures

Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of the Annual Report.

(5)	Research & development expenses and expenditures on environmental protection

Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2014, the expenditure for research & development was RMB 5.62 billion.

(6)	Measurement of fair values of derivatives and relevant system

Items relevant to measurement of fair values
Unit: RMB million

Items	Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	End of the year

Financial assets
1. Derivative financial assets	87	376	—	—	1,222
2. Available-for-sale financial assets	1,964	—	(1,658)	—	183
3. Cash flow hedging	4,577	—	—	—	11,400
Subtotal of financial assets	6,628	376	(1,658)	—	12,805
Financial liabilities	(3,172)	(4,611)	(5,458)	—	(22,278)
Totals	3,456	(4,235)	(7,116)	—	(9,473)

Information concerning financial assets and liabilities held in foreign currencies;

Unit: RMB million

Items	Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Impairment loss provision of the current year	End of the year

Financial assets*
1. Derivative financial assets	87	376	—	—	1,222
2. Loans and receivables	53,362	—	—	—	95,583
3. Available-for-sale financial assets	82	—	74	—	152
4. Held-to-maturity investments	—	—	—	—	—
5. Cash flow hedging	4,577	—	—	—	11,400
Subtotal of financial assets	58,108	376	74	—	108,357
Financial liabilities*	(211,817)	84	(5,458)	—	(302,453)

*:	The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

7.3	Analysis of financial statements prepared under ASBE

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Operating income
Exploration and Production Segment	227,597	242,107
Refining Segment	1,273,095	1,311,269
Marketing and Distribution Segment	1,476,606	1,502,414
Chemicals Segment	427,485	437,587
Corporate and Others	1,310,236	1,359,109
Elimination of inter-segment sales	(1,889,105)	(1,927,175)
Consolidated operating income	2,825,914	2,880,311

Operating profit/(loss)
Exploration and Production Segment	46,309	54,476
Refining Segment	(1,982)	9,745
Marketing and Distribution Segment	29,753	35,633
Chemicals Segment	(2,164)	631
Corporate and Others	(2,982)	(3,686)
Elimination of inter-segment sales	2,179	1,251
Financial expenses, investment income and loss from changes in fair value	(5,632)	(1,597)
Consolidated operating profit	65,481	96,453
Net profit attributable to equity shareholders of the Company	47,430	67,179

Operating profit: In 2014, the operating profit of the Company was RMB 65.5 billion, representing a decrease of RMB 31.0 billion as compared with 2013. This was mainly because of sharp drop of crude oil price, along with the weakness of petrochemical market resulted in decline in prices of company’s major products.

Net profit: In 2014, the net profit attributable to the equity shareholders of the Company was RMB 47.4 billion, representing a decrease of RMB 19.7 billion or 29.4% comparing with 2013.

(2)	Financial data prepared under ASBE

	As at 31	As at 31
	December of 2014	December of 2013	Change
	RMB million	RMB million

Total assets	1,451,368	1,382,916	68,452
Long-term liabilities	200,016	187,834	12,182
Shareholders’ equity	647,095	623,260	23,835

Total assets: at the end of 2014, the Company’s total assets were RMB 1,451.4 billion, representing an increase of RMB 68.5 billion compared with that at the end of 2013. This was mainly due to: a) inventory decreased by RMB 33.7 billion because of the decrease in crude oil and refined oil product prices; b) bills receivable decreased by RMB 14.8 billion; c) accounts receivable increased by RMB 22.4 billion; d) other account receivable (net) increased by RMB 16.1 billion caused by increased receivables under derivative financial instruments yet to be due; e) implementation of planned investment activities; of which, property, plant and equipment (net) increased by RMB 33.9 billion, intangible assets increased by RMB 18.4 billion, construction in progress increased by RMB 17.0 billion, and long-term equity investments increased by RMB 5.3 billion.

Long-term liabilities: at the end of 2014, the Company’s long-term liabilities were RMB 200.0 billion, representing an increase of RMB 12.2 billion compared with that at the end of 2013. This was mainly attributable to: a) long-term borrowings increased by RMB 21.0 billion; b) Provisions increased by RMB 3.6 billion due to the provision for future dismantling costs of oil and gas properties; c) debentures payable decreased by RMB 15.6 billion.

Shareholders’ equity: at the end of 2014, the shareholders’ equity of Sinopec Corp. was RMB 647.1 billion, representing an increase of RMB 23.8 billion as compared with that at the end of 2013. This was mainly attributable to: a) capital reserves increased by RMB 11.8 billion due to partial execution of convertible bonds issued in 2011; b) retained earnings increased by RMB 16.2 billion; c) other comprehensive income attributable to shareholders of the Company and minority interests decreased by RMB 9.3 billion.

(3)	The results of the principal operations by segments

Segment	Operation income (RMB millions)	Operation cost (RMB millions)	Gross profit margin (%)*	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	227,597	115,575	35.2	(6.0)	(0.1)	(2.4)
Refining	1,273,095	1,100,853	1.3	(2.9)	(2.5)	(1.0)
Marketing and Distribution	1,476,606	1,391,258	5.6	(1.7)	(1.6)	(0.1)
Chemicals	427,485	409,477	4.0	(2.3)	(2.1)	(0.2)
Corporate and Others	1,310,236	1,303,137	0.5	(3.6)	(3.7)	0.1
Elimination of inter-segment sales	(1,889,105)	(1,891,283)	N/A	N/A	N/A	N/A
Total	2,825,914	2,429,017	7.3	(1.9)	(1.1)	(0.8)

*:	Gross profit margin = (operation income–operation cost, tax and surcharges)/operation income.

8.	Significant Events

8.1	Restructuring of marketing segment

On February 19, 2014, the 14th meeting of the Fifth Session of the Board considered and approved the proposal to begin the restructuring of Sinopec Corp.’s marketing segment. On September 12, 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Co.”) entered into a Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which investors will subscribe for equity interest in Marketing Co. in cash. As of March 6, 2015, the above-mentioned 25 investors had made an aggregate capital contribution of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Marketing Co. and subscribed for a 29.5849% shareholding interest in Marketing Co.

For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on February 20, 2014, March 26, 2014, April 2, 2014, July 1, 2014, September 15, 2014, January 6, 2015 and March 7, 2015. For the relevant details, please also refer to the disclosures made on the website of the Hong Kong Stock Exchange.

8.2	Material guarantees contracts and the related performance
Unit: RMB million
Major external guarantees (excluding guarantees for the controlled subsidiaries)
Guarantor	Relationship to the company	Name of the guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter-guaranteed	Whether guaranteed for connected persons or not1

Sinopec Corp.	The Company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	158	10 December 2003	10 December 2003–10 December 2017	Joint obligations	No	No	—	No	No
Sinopec Great Wall Energy and Chemical Industry (Ningxia)	Wholly owned subsidiary	Zhong An United Coal Chemical Company Ltd.	10	18 April 2014	18 April 2014–17 April 2026	Joint obligations	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./Sonangol E.P.	5,552			Joint obligations	No	No	—	Yes	No
Sinopec Corp.	The Company itself	Yanbu Aramco Sinopec Refining Company (YASREF) Limited	no specific amount	31 December 2014	30 years from the date Yanbu project company requires supply of hydrogen from Air Liquedi Arabia LLC.	Joint obligations	No	No	—	No	No

Total amount of guarantees provided during the reporting period2	10
Total amount of guarantees outstanding at the end of the reporting period2 (A)	3,221
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	72
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period(B)	21,488

Total amount of guarantees of the Company(including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)	24,709
The portion of the total amount of guarantees to Sinopec Corp.’s net assets	4.17%
Guarantees provided for shareholders, de facto controller and connected persons(C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,137
The amount of guarantees in excess of 50% of the net assets(E)	None
Total amount of the above three grarantee items(C+D+E)	2,137
Statement of guarantee undue that might be involved in any joint and several liability	None
Statement of guarantee status

Note	1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

8.3	Acquisition of the equity in yanbu company

Please refer to item 9.3 under Connected Transactions of this announcement.

8.4	Significant litigation, arbitration or matters drawing negative media attention relating to Sinopec Corp.

No significant litigation, arbitration or matters drawing negative media attention relating to Sinopec Corp. occurred in 2014.

8.5	Major projects

(1)	Fuling Shale Gas Project

Based on a significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal of production capacity, the Company has set an overall production capacity target of 10 billion cubic meters for the Fuling shale gas field, with a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance for overall deployment and step-by-step development, we shall continue the capacity-building project for the first phase in 2015. This project consists mainly of drilling 117 new wells and constructing shale gas gathering and transmission facilities. The new production capacity will be 2.5 billion cubic meters per year.

(2)	Yuanba Gas Field Test Production Project

The project consists mainly of the construction of one purification plant and auxiliary facilities. The natural gas purification capacity of the plant is 1.7 billion cubic meters per year. It was completed and put into operation in 2014.

(3)	Shandong LNG project

The Shandong Liquefied Natural Gas (LNG) project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It was completed and put into operation in 2014.

(4)	Guangxi LNG project

The Guangxi LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed and operational in 2015.

(5)	Tianjin LNG project

The Tianjin LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a loading and unloading capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed in 2016.

8.6	Issuance and delisting of convertible bonds

Sinopec Corp. issued A share convertible bonds of RMB 23 billion on February 23, 2011 (bond code: 110015). The par value and issuance price of Sinopec CB are both RMB 100/bond. Sinopec CB was issued with a term of six years, with annual coupon rate at 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%, respectively. The initial conversion price was RMB 9.73 per share. It was listed on the Shanghai Stock Exchange on March 7, 2011. For further details, please refer to the Announcement of Issuance of A Share Convertible Bonds by Sinopec Corp. and the Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp. published on the websites of the Shanghai Stock Exchange and Sinopec Corp. The Company has used all of the proceeds in the following projects: the Wuhan Ethylene project, the Anqing Refinery Revamping Project, the Shijiazhuang Refinery Revamping Project, the Yulin-Jinan Natural Gas Pipeline Project and the Rizhao-Yizheng Crude Oil Pipeline Project.

As of December 31, 2014, a total of 1,832,955,041 shares had been converted from Sinopec CB, and the outstanding balance of Sinopec CB was RMB 13,699,897,000. On January 26, 2015, the terms of conditional redemption of Sinopec CB were triggered. On the 22nd meeting of the Fifth Session of the board of the Company (the “Board”), the Board reviewed and approved the proposal for the redemption of Sinopec CB, and decided to exercise the right of redemption of Sinopec CB. As of the Redemption Record Date (February 11, 2015), a total of 4,623,769,047 A shares had been converted from Sinopec CB, and the total outstanding value of Sinopec CB registered at the China Securities Depository and Clearing Corporation Limited Shanghai Branch was RMB 52,776,000. On February 17, 2015, the total value of redemption payments and interest accrued that were paid by the Company was RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange.

8.7	Expiration and payment of HKD 11.7 billion H share convertible bonds

HKD 11.7 billion in H share convertible bonds issued by Sinopec Corp. in 2007 expired on April 24, 2014. Sinopec Corp. has paid in full the principal and the interest accrued.

8.8	Asset reorganization of Yizheng Chemical

Please refer to item 9.3 under Connected Transactions of this announcement.

8.9
Shareholdings and Securities Investments of Sinopec Corp. In Other Listed Companies, Commercial Banks, Securities Companies, Insurance Companies, Trust Companies and Futures Companies, etc at the end of reporting period.

(1)	Sinopec Corp. did not have any direct shareholdings in other listed companies (not including the listed subsidiaries consolidated by Sinopec Corp.)

(2)	Direct shareholdings in non-listed financial institutions and companies contemplated to be listed

No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end ofthe reporting period(RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	Changes in shareholders’ interests during the reporting period	Accounting item	Shares origin

1	Beijing International Trust Co., Ltd.	20,000	—	14.29%	20,000	—	—	Financial assets	Investment
								available for sale

2	Bank of Zhengzhou Co., Ltd.	1,000	1,000	0.25%	1,000	150	—	Financial assets	Debt to
								available for sale	shares

Total		21,000	—	—	21,000	150	—	—	—

8.10	Shanghai Petrochemical A share option incentive Scheme

At the second meeting of the Eighth Session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”), a listed subsidiary of Sinopec Corp., the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) (the “Share Option Incentive Scheme”) was approved. Pursuant to the requirements of the Listing Rules of the Hong Kong Stock Exchange, the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) was considered and passed at the 18th meeting of the Fifth Session of the Board and the first extraordinary general meeting for 2014 of Sinopec Corp.

For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on November 8, 2014 and December 24, 2014. For the relevant details, please also refer to the disclosures made on the website of the Hong Kong Stock Exchange.

8.11	Increased shareholdings of Sinopec Corp.’s A shares by China Petrochemical Corporation

On November 5, 2013, Sinopec Corp. was informed by the China Petrochemical Corporation that China Petrochemical Corporation proposed to increase its shareholding in Sinopec Corp. through acquisitions of Sinopec Corp.’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on November 5, 2013 (the “Increase Period”). The aggregate of such acquisitions would not exceed 2% (inclusive of the shares acquired on November 5, 2013) of the total issued share capital of Sinopec Corp. (the “Shareholding Increase”). Before the Shareholding Increase, China Petrochemical Corporation directly and indirectly held 86,089,416,000 shares of Sinopec Corp., representing approximately 73.855% of the total issued share capital of Sinopec Corp. at that time. On November 4, 2014, Sinopec Corp. was informed by China Petrochemical Corporation that the Shareholding Increase had been completed and the aggregate amount of the increased A shares of the Company by China Petrochemical Corporation and its concerting parties represented 0.16% of the total issued share capital of Sinopec Corp. After the Shareholding Increase, China Petrochemical Corporation directly and indirectly held approximately 73.867% of the total issued share capital of Sinopec Corp. During the Increase Period, China Petrochemical Corporation had not reduced its shareholding in Sinopec Corp. in its own name or through other concerting parties.

9.	Connected Transactions

9.1	Actual Connected Transactions entered into by the Company during the Year

Pursuant to the agreements on continuing connected transactions, the aggregate amount of the connected transactions of the Company during the year was RMB 236.790 billion. Among the expenses, purchases amounted to RMB 138.170 billion including purchases of products and services (procurement, storage, exploration and development services, and production-related services amounted to RMB 118.968 billion, representing 4.32% of the total amount of this type of transaction for 2014. Auxiliary and community services amounted to RMB 6.753 billion, representing 0.25% of the total amount of this type of transaction for the year. In 2014, housing rent paid by the Company amounted to RMB 497 million, representing 0.02% of the total amount of this type of transaction. The rent for use of land was RMB 10.531 billion, representing 0.38% of the total amount of this type of transaction for 2014. Interest expenses amounted to RMB 1.421 billion. In 2014, sales amounted to RMB 98.620 billion, including RMB 98.479 billion for sales of products and services, representing 3.48% of the total amount of this type of transaction, RMB 6 million for agency commission income, and RMB 135 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Principle of pricing for connected transactions:

(a) The government-prescribed price will apply; (b) when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply; (c) when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or (d) when none of the above is applicable, the price for the provision of the above products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to Sinopec Corp. and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, the Company, in strict compliance with domestic and overseas regulatory rules, published the announcement and implemented the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 37 to the financial statements prepared under the IFRS in the Annual Report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2014 were approved at the 23rd meeting of the fifth session of the Board and complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information,” and with reference to Practice Note 740, “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules,” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of the relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

9.2	Fund provided between connected parties

Unit: RMB millions

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year

China Petrochemical Corp.	Parent company and affiliated companies	9,866	5,229	15,095	23,296	4,806	28,102
Other related parties	Associates and joint ventures	2,319	(135)	2,184	57	291	348
Total		12,185	5,094	17,279	23,353	5,097	28,450

Fund from Sinopec Corp. to the controlling shareholder and	5,229
its subsidiaries in the reporting period
Balance of fund from Sinopec Corp. to the controlling shareholder and its subsidiaries	15,095
Reason for provision of funds between related parties	As a result of normal business activities
Settlement of funds provided between related parties	Implemented according to the contract, without any overdue
Related undertakings in accordance with the funds	None
Impacts on operating results and financial position	No material negative impact

9.3	Other Significant Connected Transactions Occurred During this year

On September 12, 2014, Sinopec Corp. entered into the Disposal Agreement and Share Repurchase Agreement with Sinopec Yizheng Chemical Fiber Company, Ltd. (“Yizheng Chemical”). Pursuant to the agreements, Sinopec Corp. has agreed to accept the transfer of all the assets and liabilities owned by Yizheng Chemical (“Outgoing Business”), the consideration of which is around RMB 6.491 billion, and the shares of Yizheng Chemical held by Sinopec Corp. (“Target Shares”) will be repurchased and cancelled by Yizheng Chemical, the consideration of which is around RMB 6.303 billion. The difference between the consideration of the Outgoing Business and that of the Target Shares has been offset by a cash consideration paid by Sinopec Corp. within 20 business days after the completion date. All the profit and loss arising from or incurred during the period from June 30, 2014 to the completion date, which shall be determined by the net asset value according to the final asset appraisal, shall belong to or be borne by Yizheng Chemical. As of December 31, 2014, the transfer of the Outgoing Business had been completed in accordance with the relevant agreements and Yizheng Chemical had repurchased the Target Shares for cancellation. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on September 13, 2014, December 24, 2014 and December 31, 2014. For the relevant details, please also refer to the disclosure made on the website of the Hong Kong Stock Exchange.

On October 30, 2014, Sinopec Overseas Investment Holding, Ltd. (“Overseas Holding”), and Sinopec Chemical Commercial Holding (Hong Kong) Company, Ltd. (“Chemical Commercial Hong Kong”), two wholly owned subsidiaries of Sinopec Corp., entered into two agreements with subsidiaries of China Petrochemical Corp., pursuant to which Overseas Holding and Chemical Commercial Hong Kong shall acquire 99% and 1% interest in Sinopec Century Bright Capital Investment (Netherlands) Coöperatief U.A. (“COOP”), respectively (“Acquisition”). The purpose of the Acquisition was to acquire 37.5% of the interest of the Yanbu Aramco Sinopec Refining Company, Ltd. (“Yanbu Company”) by way of acquisition of the entire interest in COOP. According to the related arrangements for the Acquisition and normal business practices, Sinopec Corp. has assumed from China Petrochemical Corp. the obligation in relation to the provision of guarantees to the related companies. As of December 31, 2014, the Acquisition under the agreements had been completed. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on October 31, 2014 and January 6, 2015. For the relevant details, please also refer to the disclosure made on the website of the Hong Kong Stock Exchange.

10.	Report of the Board of Directors

10.1	Major Suppliers and Customers

During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 68.0% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 20.4% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 8% of the total sales of the Company, of which sales to the largest customer accounted for 3% of the total sales.

During this reporting period, other than the connected transactions with the controlling shareholder – China Petrochemical Corporation and its subsidiaries, as disclosed in “Connected Transaction” of the Annual Report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

10.2	Core Competitiveness

The Company is a large scale vertically integrated energy & petrochemical company with upstream, mid-stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, its capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

10.3	Risk Factors

In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. Although, China’s economic growth has entered the new normal, and the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, the strength and process of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to prospection, exploration and development of crude oil and natural gas , setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: the change of crude oil and refined products import policy, and admit private assets into the oil and gas exploration and development sector, further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. The proved reserves are subject to crude oil and gas prices fluctuation. If the Company fails to acquire additional resources though further exploration, development and acquisition or crude oil and gas prices fell sharply, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices and the company had issued some foreign currency bonds, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil and the cost of foreign currency bond redemption.

10.4	Proposals for dividend distribution

At the 23rd meeting of the fifth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB0.11 (tax included) per share combining with an interim distributed dividend of RMB 0.09 (tax included) per share, the total dividend for the whole year is RMB0.20 (tax included) per share.

The final cash dividend will be distributed on or before 30 June 2015 (Tuesday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 18 June 2015 (Thursday). The H shares register of members of Sinopec Corp. will be closed from 12 June 2015 (Friday) to 18 June 2015 (Thursday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited before 4:30 p.m. on 11 June 2015 (Thursday) for registration.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out above. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

11.	Report of the Board of Supervisors

During 2014, the Board of Supervisors organised supervisors to attend the trainings for directors and supervisors of listed companies organised by CSRC and to be present at the general meeting of shareholders and meeting of the Board, and organised some supervisors to visit companies such as Sinopec Hainan Petrochemical Co., Ltd., Sinopec Hainan Petroleum Company, Sinopec Neimongol Petroleum Company and Sinopec Gansu Petroleum Company for research and inspection. These activities have further improved their capabilities in performing supervisory duties.

Through process supervision on significant decision-makings as well as supervision and inspection on the production and operation management conditions, the Board of Supervisors hold the view that: facing the severe operating situations such as the tumbling decrease of crude oil price in the second half of the year and the 11 consecutived cuts of domestic refined oil retail price, Sinopec Corp. actively responded, closely traced the market, optimised the production and operation and fully exploit the advantages of resources integration. In addition, Sinopec Corp. actively boosted industrial restructuring and transformation development, sturdily developed strict management year activities, and fully exploited potentials from existing asset to obtain a hard-won operation result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions passed by the Board; continued to deepen the reform, accelerated structure adjustment, intensified strict management and strived to lower the costs and enhance efficiency. As a result, all works made remarkable achievements. The Board of Supervisors did not discover any behaviors of any director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports prepared by Sinopec Corp. in 2014 complied with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement of Sinopec Corp. was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflecting Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively considering the equity interests of shareholders and the long-term interests of Sinopec Corp. The information disclosed in the annual report was true, accurate and complete. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, transaction prices for share repurchase and asset sales under Sinopec in 2014 were based on “equality, fairness and justice”. In these transactions, neither insider trading nor actions detrimental to the interests of Sinopec Corp. or its shareholders causing losses of assets and benefits of Sinopec Corp. were found.

Fourthly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of “fairness and justice”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or its shareholders.

Fifthly, a detailed description with adequate causes for large gap between actual profit and budget number in 2014 was made by Sinopec Corp. board of directors. A real, accurate and complete profit amount was realised by Sinopec Corp. in 2014.

Sixthly, Sinopec Corp. has a sound and effective internal control system. The internal control evaluation report was comprehensive, true and objective. There was no significant defect on the internal control system.

Seventhly, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information stated in the sustainable development report was true, accurate and complete, and in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

In 2015, the Board of Supervisors will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision and protect Sinopec Corp’s. benefit and its shareholders’ interests.

12	Financial Statements

12.1	Auditors’ opinion

Financial Statements	□ Unaudited √ Audited
Auditors’ opinion	√ Standard unqualified opinion □ Not standard opinion

12.2	Financial Statements

12.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated and Parent Balance Sheet

Unit:RMB million

	At 31 December 2014		At 31 December 2013
Items	Consolidated	Parent	Consolidated	Parent

Current assets
Cash at bank and on hand	10,100	1,805	15,101	6,732
Bills receivable	13,963	176	28,771	2,064
Accounts receivable	90,831	25,031	68,466	32,620
Other receivables	29,251	201,234	13,165	52,652
Prepayments	3,780	1,962	4,216	5,237
Inventories	188,223	74,654	221,906	138,882
Other current assets	23,996	19,186	21,385	19,888
Total current assets	360,144	324,048	373,010	258,075
Non-current assets
Available-for-sale financial assets	868	91	3,730	2,844
Long-term equity investments	80,593	189,631	75,318	164,545
Fixed assets	703,485	452,361	669,595	533,297
Construction in progress	177,667	100,543	160,630	123,059
Intangible assets	78,681	8,834	60,263	49,282
Goodwill	6,281	—	6,255	—
Long-term deferred expenses	14,158	2,547	11,961	9,602
Deferred tax assets	6,979	—	4,141	—
Other non-current assets	22,512	2,767	18,013	3,518
Total non-current assets	1,091,224	756,774	1,009,906	886,147
Total assets	1,451,368	1,080,822	1,382,916	1,144,222

Unit:RMB million

Items	At 31 December 2014		At 31 December 2013
Liabilities and shareholders’ equity	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term loans	166,688	57,749	108,121	23,215
Bills payable	4,577	2,933	4,526	2,443
Accounts payable	198,366	102,399	202,724	152,007
Advances from customers	89,918	3,926	81,079	73,909
Employee benefits payable	839	310	818	489
Taxes payable	28,677	19,883	35,888	29,291
Other payables	103,302	198,144	82,917	132,446
Short-term debentures payable	—	—	10,000	10,000
Non-current liabilities due within one year	11,890	11,084	45,749	44,379
Total current liabilities	604,257	396,428	571,822	468,179
Non-current liabilities
Long-term loans	67,426	55,202	46,452	44,692
Debentures payable	83,506	62,221	99,138	77,961
Provisions	29,715	25,830	26,080	22,729
Deferred tax liabilities	7,820	600	7,977	1,105
Other non-current liabilities	11,549	1,892	8,187	1,982
Total non-current liabilities	200,016	145,745	187,834	148,469
Total liabilities	804,273	542,173	759,656	616,648

Items	At 31 December 2014		At 31 December 2013
Liabilities and shareholders’ equity	Consolidated	Parent	Consolidated	Parent

Shareholders’ equity
Share capital	118,280	118,280	116,565	116,565
Capital reserve	48,703	54,690	36,947	46,121
Other comprehensive income	(7,261)	(206)	407	2,123
Specific reserve	491	232	1,556	1,226
Surplus reserves	193,552	193,552	190,337	190,337
Retained earnings	240,718	172,101	224,534	171,202
Total equity attributable to shareholders of the Company	594,483	538,649	570,346	527,574
Minority interests	52,612	—	52,914	—
Total shareholders’ equity	647,095	538,649	623,260	527,574
Total liabilities and shareholders’ equity	1,451,368	1,080,822	1,382,916	1,144,222

Consolidated and Parent Income Statement

Unit:RMB million

		Year ended 31 December
Items		2014		2013
		Consolidated	Parent	Consolidated	Parent

Operating income		2,825,914	1,222,323	2,880,311	1,627,613
Less:	Operating costs	2,429,017	972,685	2,457,041	1,305,891
	Sales taxes and surcharges	191,202	142,840	190,672	149,762
	Selling and distribution expenses	46,274	10,848	44,359	34,942
	General and administrative expenses	70,500	46,314	73,572	60,553
	Financial expenses	9,618	9,144	6,274	7,857
	Exploration expenses, including dry holes	10,969	10,926	12,573	12,532
	Impairment losses	6,839	2,737	4,044	3,693
Add:	(Loss)/Gain from changes in fair value	(4,151)	(4,605)	2,167	2,058
	Investment income	8,137	13,417	2,510	15,216
Operating profit		65,481	35,641	96,453	69,657
Add:	Non-operating income	4,710	5,092	3,481	2,801
Less:	Non-operating expenses	3,710	1,766	2,952	2,582
Profit before taxation		66,481	38,967	96,982	69,876
Less:	Income tax expense	17,571	6,822	25,605	12,541
Net profit		48,910	32,145	71,377	57,335

	Year ended 31 December
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent

Attributable to:
Equity shareholders of the Company	47,430	32,145	67,179	57,335
Minority interests	1,480	—	4,198	—
Basic earnings per share	0.406	N/A	0.579	N/A
Diluted earnings per share	0.406	N/A	0.543	N/A
Net profit	48,910	32,145	71,377	57,335
Other comprehensive income
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	(4,485)	(657)	604	—
Available-for-sale financial assets	(1,225)	(1,309)	1,314	1,306
Share of other comprehensive loss of associates and jointly controlled entities	(3,042)	(363)	(297)	(297)
Foreign currency translation differences	(514)	—	(689)	—
Total other comprehensive income	(9,266)	(2,329)	932	1,009
Total comprehensive income	39,644	29,816	72,309	58,344
Attributable to:
Equity shareholders of the Company	39,762	29,816	68,359	58,344
Minority interests	(118)	—	3,950	—

Consolidated and Parent Cash Flow Statement

Unit:RMB million

	Year ended 31 December
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	3,129,123	1,396,976	3,214,962	1,800,264
Refund of taxes and levies	1,600	1,151	1,747	1,294
Other cash received relating to operating activities	44,214	96,326	22,396	38,215
Sub-total of cash inflows	3,174,937	1,494,453	3,239,105	1,839,773
Cash paid for goods and services	(2,589,649)	(1,020,434)	(2,691,495)	(1,367,598)
Cash paid to and for employees	(56,396)	(39,024)	(55,731)	(46,489)
Payments of taxes and levies	(292,259)	(204,807)	(296,896)	(225,218)
Other cash paid relating to operating activities	(88,286)	(70,981)	(43,090)	(51,511)
Sub-total of cash outflows	(3,026,590)	(1,335,246)	(3,087,212)	(1,690,816)
Net cash flow from operating activities	148,347	159,207	151,893	148,957

	Year ended 31 December
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent

Cash flows from investing activities:
Cash received from disposal of investments	3,874	15,991	4,198	4,566
Cash received from returns on investments	2,312	5,899	1,496	14,157
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,020	2,254	1,550	3,093
Other cash received relating to investing activities	2,066	214	2,499	127
Sub-total of cash inflows	9,272	24,358	9,743	21,943
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(124,381)	(99,968)	(154,946)	(119,371)
Cash paid for acquisition of investments	(13,855)	(42,226)	(33,487)	(30,092)
Other cash paid relating to investing activities	(1,137)	—	(50)	—
Net cash paid for the acquisition of subsidiaries and other business entities	(2,532)	—	—	—
Sub-total of cash outflows	(141,905)	(142,194)	(188,483)	(149,463)
Net cash flow from investing activities	(132,633)	(117,836)	(178,740)	(127,520)

Unit:RMB million

	Year ended 31 December
Items	2014		2013
	Consolidated	Parent	Consolidated	Parent

Cash flows from financing activities:
Cash received from capital contributions	4,128	—	32,102	19,406
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	4,120	—	12,696	—
Cash received from borrowings	1,128,447	250,706	1,142,890	232,085
Sub-total of cash inflows	1,132,575	250,706	1,174,992	251,491
Cash repayments of borrowings	(1,114,481)	(260,485)	(1,105,457)	(236,904)
Cash paid for dividends, profits distribution or interest	(39,494)	(36,519)	(37,967)	(34,760)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(1,674)	—	(1,346)	—
Other cash paid relating to financing activities	(21)	—	(49)	—
Sub-total of cash outflows	(1,153,996)	(297,004)	(1,143,473)	(271,664)
Net cash flow from financing activities	(21,421)	(46,298)	31,519	(20,173)
Effects of changes in foreign exchange rate	16	—	(82)	—
Net (decrease)/increase in cash and cash equivalents	(5,691)	(4,927)	4,590	1,264

Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2012	86,820	30,574	—	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601
Changes in accounting policies	—	(846)	(773)	—	—	—	1,619	—	—	—
Balance at 1 January 2013	86,820	29,728	(773)	3,550	184,603	209,446	—	513,374	37,227	550,601
Change for the year
1. Net profit	—	—	—	—	—	67,179	—	67,179	4,198	71,377
2. Other comprehensive income	—	—	1,180	—	—	—	—	1,180	(248)	932

Total comprehensive income	—	—	1,180	—	—	67,179	—	68,359	3,950	72,309

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	5,734	(5,734)	—	—	—	—
– Distributions to shareholders	—	—	—	—	—	(28,424)	—	(28,424)	—	(28,424)
– Bonus issues	17,933	—	—	—	—	(17,933)	—	—	—	—
4. Conversion of the 2011 Convertible Bonds	—	1	—	—	—	—	—	1	—	1
5. Capitalisation	8,967	(8,967)	—	—	—	—	—	—	—	—
6. Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	—	—	19,406	—	19,406
7. Non-tradable shares reform of subsidiaries	—	(986)	—	—	—	—	—	(986)	986	—
8. Acquisition of minority interests in subsidiaries	—	(20)	—	—	—	—	—	(20)	(29)	(49)
9. Contributions to subsidiaries from minority interests	—	600	—	—	—	—	—	600	12,096	12,696
10. Distribution to minority interests	—	—	—	—	—	—	—	—	(1,261)	(1,261)
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,189	—	—	5,734	(52,091)	—	(9,423)	11,792	2,369
11. Net decrease in specific reserve for the year	—	—	—	(1,994)	—	—	—	(1,994)	(55)	(2,049)
12. Government grants	—	30	—	—	—	—	—	30	—	30
Balance at 31 December 2013	116,565	36,947	407	1,556	190,337	224,534	—	570,346	52,914	623,260

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Translation difference in foreign currency statements	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2014	116,565	36,947	407	1,556	190,337	224,534	—	570,346	52,914	623,260
Change for the year
1. Net profit	—	—	—	—	—	47,430	—	47,430	1,480	48,910
2. Other comprehensive income	—	—	(7,668)	—	—	—	—	(7,668)	(1,598)	(9,266)
Total comprehensive income	—	—	(7,668)	—	—	47,430	—	39,762	(118)	39,644
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—	—	—	—
– Distributions to shareholders	—	—	—	—	—	(28,031)	—	(28,031)	—	(28,031)
4. Conversion of the 2011 Convertible Bonds	1,715	8,477	—	—	—	—	—	10,192	—	10,192
5. Transaction with minority interests	—	3,216	—	—	—	—	—	3,216	(2,877)	339
6. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	—	4,155	4,155
7. Distributions to minority interests	—	—	—	—	—	—	—	—	(1,545)	(1,545)
Total transactions with owners, recorded directly in shareholders’ equity	1,715	11,693	—	—	3,215	(31,246)	—	(14,623)	(267)	(14,890)
8. Net decrease in specific reserve for the year	—	—	—	(1,065)	—	—	—	(1,065)	(28)	(1,093)
9. Other movement	—	63	—	—	—	—	—	63	111	174
Balance at 31 December 2014	118,280	48,703	(7,261)	491	193,552	240,718	—	594,483	52,612	647,095

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2012	86,820	39,146	—	3,017	184,603	158,101	471,687
Changes in accounting policies	—	(1,114)	1,114	—	—	—	—
Balance at 1 January 2013	86,820	38,032	1,114	3,017	184,603	158,101	471,687
Change for the year
1. Net profit	—	—	—	—	—	57,335	57,335
2. Other comprehensive income	—	—	1,009	—	—	—	1,009
Total comprehensive income	—	—	1,009	—	—	57,335	58,344
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	5,734	(5,734)	—
– Distributions to shareholders	—	—	—	—	—	(28,424)	(28,424)
– Bonus issues	17,933	—	—	—	—	(17,933)	—
4. Conversion of the 2011 Convertible Bonds	—	1	—	—	—	—	1
5. Capitalisation	8,967	(8,967)	—	—	—	—	—
6. Rights issue of H shares, (net of issuance cost)	2,845	16,561	—	—	—	—	19,406
Total transactions with owners, recorded directly in shareholders’ equity	29,745	7,595	—	—	5,734	(52,091)	(9,017)
7. Net decrease in specific reserve for the year	—	—	—	(1,778)	—	—	(1,778)
8. Government grants	—	30	—	—	—	—	30
9. Other movement	—	464	—	(13)	—	7,857	8,308
Balance at 31 December 2013	116,565	46,121	2,123	1,226	190,337	171,202	527,574

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2014	116,565	46,121	2,123	1,226	190,337	171,202	527,574
Change for the year
1. Net profit	—	—	—	—	—	32,145	32,145
2. Other comprehensive income	—	—	(2,329)	—	—	—	(2,329)
Total comprehensive income	—	—	(2,329)	—	—	32,145	29,816
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—
– Distributions to shareholders	—	—	—	—	—	(28,031)	(28,031)
4. Conversion of the 2011 Convertible Bonds	1,715	8,477	—	—	—	—	10,192
Total transactions with owners, recorded directly in shareholders’ equity	1,715	8,477	—	—	3,215	(31,246)	(17,839)
5. Net decrease in specific reserve for the year	—	—	—	(994)	—	—	(994)
6. Other movement	—	92	—	—	—	—	92
Balance at 31 December 2014	118,280	54,690	(206)	232	193,552	172,101	538,649

12.2.2	Financial statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Unit: RMB million

	Year ended 31 December
	2014	2013

Turnover and other operating revenues
Turnover	2,781,641	2,833,247
Other operating revenues	44,273	47,064
	2,825,914	2,880,311
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(2,334,399)	(2,371,858)
Selling, general and administrative expenses	(68,374)	(69,928)
Depreciation, depletion and amortisation	(90,097)	(81,265)
Exploration expenses, including dry holes	(10,969)	(12,573)
Personnel expenses	(57,233)	(55,353)
Taxes other than income tax	(191,202)	(190,672)
Other operating expense, net	(153)	(1,877)
Total operating expenses	(2,752,427)	(2,783,526)
Operating profit	73,487	96,785

	Year ended 31 December
	2014	2013

Finance costs
Interest expense	(11,218)	(10,602)
Interest income	1,779	1,568
(Loss)/gain on embedded derivative component of the convertible bonds	(4,611)	2,028
Foreign currency exchange (loss)/gains, net	(179)	2,760
Net finance costs	(14,229)	(4,246)
Investment income	2,616	154
Share of profits less losses from associates and joint ventures	3,630	2,359
Profit before taxation	65,504	95,052
Tax expense	(17,571)	(24,763)
Profit for the year	47,933	70,289
Attributable to:
Owners of the Company	46,466	66,132
Non-controlling interests	1,467	4,157
Profit for the year	47,933	70,289
Earnings per share:
Basic	0.398	0.570
Diluted	0.397	0.534

Consolidated Statement of Comprehensive Income

Unit: RMB million

	Year ended 31 December
	2014	2013

Profit for the year	47,933	70,289
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	(4,485)	604
Available-for-sale securities	(1,225)	1,314
Share of other comprehensive loss of associates and joint ventures	(3,042)	(297)
Foreign currency translation differences	(514)	(689)
Total items that may be reclassified subsequently to profit or loss	(9,266)	932
Total other comprehensive income	(9,266)	932
Total comprehensive income for the year	38,667	71,221
Attributable to:
Owners of the Company	38,798	67,312
Non-controlling interests	(131)	3,909
Total comprehensive income for the year	38,667	71,221

Balance Sheet

Unit: RMB million

	The Group	The Company	The Group	The Company
	2014	2014	2013	2013
	31 December	31 December	31 December	31 December

Non-current assets
Property, plant and equipment, net	703,485	452,361	669,595	533,297
Construction in progress	177,667	100,543	160,630	123,059
Goodwill	6,281	－	6,255	－
Investment in subsidiaries	－	164,399	－	135,081
Interest in associates	32,119	5,453	28,444	9,776
Interest in joint ventures	48,474	13,346	46,874	12,072
Available-for-sale financial assets	868	91	3,730	2,844
Deferred tax assets	6,979	－	4,141	－
Lease prepayments	49,136	6,930	43,270	34,309
Long-term prepayments and other assets	66,215	7,218	46,967	28,092
Total non-current assets	1,091,224	750,341	1,009,906	878,530
Current assets
Cash and cash equivalents	9,355	1,804	15,046	6,731
Time deposits with financial institutions	745	1	55	1
Trade accounts receivable	90,831	25,031	68,466	32,620
Bills receivable	13,963	176	28,771	2,064
Inventories	188,223	74,654	221,906	138,882
Prepaid expenses and other current assets	57,027	222,382	38,766	77,777
Total current assets	360,144	324,048	373,010	258,075

	The Group	The Company	The Group	The Company
	2014	2014	2013	2013
	31 December	31 December	31 December	31 December

Current liabilities
Short-term debts	75,183	62,079	109,806	77,523
Loans from Sinopec Group Company and fellow subsidiaries	102,965	6,750	54,064	71
Trade accounts payable	198,366	102,399	202,724	152,007
Bills payable	4,577	2,933	4,526	2,443
Accrued expenses and other payables	222,075	221,715	197,606	234,507
Income tax payable	1,091	552	3,096	1,628
Total current liabilities	604,257	396,428	571,822	468,179
Net current liabilities	(244,113)	(72,380)	(198,812)	(210,104)
Total assets less current liabilities	847,111	677,961	811,094	668,426
Non-current liabilities
Long-term debts	107,787	75,493	107,234	85,079
Loans from Sinopec Group Company and fellow subsidiaries	43,145	41,930	38,356	37,574
Deferred tax liabilities	7,820	600	7,977	1,105
Provisions	29,715	25,830	26,080	22,729
Other long-term liabilities	13,067	3,104	9,821	3,257
Total non-current liabilities	201,534	146,957	189,468	149,744
	645,577	531,004	621,626	518,682
Equity
Share capital	118,280	118,280	116,565	116,565
Reserves	474,761	412,724	452,238	402,117
Total equity attributable to owners of the Company	593,041	N/A	568,803	N/A
Non-controlling interests	52,536	N/A	52,823	N/A
Total equity	645,577	531,004	621,626	518,682

12.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	For year ended 31 December
Items	2014	2013
	RMB million	RMB million

Net profit under ASBE	48,910	71,377
Adjustments:
Government grants	116	119
Safety production fund	(1,093)	(1,207)
Profit for the year under IFRS*	47,933	70,289

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

Items	2014 31 December	2013 31 December
	RMB million	RMB million

Shareholders’ equity under ASBE	647,095	623,260
Adjustments:
Government grants	(1,518)	(1,634)
Safety production fund	—	—
Total equity under IFRS*	645,577	621,626

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2013 and 2014 which have been audited by PricewaterhouseCoopers.

12.3	Provide explanation for any changes in accounting policy, accounting estimate or recognition policy as compared with for last annual report.

√applicable   □inapplicable

In 2014, the MOF promulgated ASBE No. 39 through 41 regarding Fair Value Measurement, Joint Arrangement and Disclosure of Interests in Other Entities, and amended ASBE No. 2, No. 9, No. 30, No. 33 and No. 37 regarding Long-Term Equity Investments, Employee Compensation, Presentation of Financial Statements, Consolidated Financial Statements and Presentation of Financial Instruments. The above accounting standards became effective from 1 July 2014 except for No. 37 Presentation of Financial Instruments which shall be implemented for the 2014 annual consolidated financial statements.

The Group has adopted the standards mentioned above for the preparation of financial statements of 2014. The impacts of these standards on the Group’s financial statements are as follows:

Contents and reasons of the changes in accounting policies	Affected financial statement line items	The amounts (RMB million) 31 December 2013

ASBE No. 2-Long-Term Equity Investments has amended the scope of long-term equity investments.	Long-term investments Available-for-sale financial assets	(1,760) 1,760

The Group reclassified equity investments accordingly and the comparative financial information has been adjusted.

Several financial statement line items have been presented, and the financial information for the comparative period have been presented in accordance with the above standards.	Capital reserve Other comprehensive income Translation differences in foreign currency statements	2,466 (407) (2,059)

Certain disclosed information related to the Group’s interest in other entities has been prepared based on ASBE No. 41-Disclosure of Interests in Other Entities. Except for the disclosure of structured body that is not included in the consolidated financial statements, the comparative financial statement information has been presented accordingly.
	Not Applicable	Not Applicable

12.4	Details, adjusted amount, reason and impact of material accounting error.

There is no material error in the current report period.

12.5	Notes on the financial statements prepared under IFRS

12.5.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

12.5.2	Tax expense

Tax expense in the consolidated income statement represents:

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Current tax
Provision for the year	18,341	22,741
Adjustment of prior years	1,022	302
Deferred taxation	(1,792)	1,720
	17,571	24,763

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Profit before taxation	65,504	95,052
Expected PRC income tax expense at a statutory tax rate of 25%	16,376	23,763
Tax effect of non-deductible expenses	717	805
Tax effect of non-taxable income	(1,126)	(1,327)
Tax effect of preferential tax rate (i)	(1,722)	(1,962)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	622	2,171
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(27)	(575)
Tax effect of tax losses not recognised	1,595	660
Write-down of deferred tax assets	114	926
Adjustment of prior years	1,022	302
Actual income tax expense	17,571	24,763

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

12.5.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the year ended 31 December 2014 is based on the profit attributable to ordinary owners of the Company of RMB 46,466 million (2013: RMB 66,132 million) and the weighted average number of shares of 116,822,487,451 (2013: 116,102,910,373) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2014 is based on the profit attributable to ordinary owners of the Company of RMB 46,600 million (2013: RMB 65,087 million) and the weighted average number of shares of 117,242,396,710 (2013: 121,858,818,276) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	46,466	66,132
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	133	476
After tax effect of net loss/(gain) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	1	(1,521)
Profit attributable to ordinary owners of the Company (diluted)	46,600	65,087

(ii)	Weighted average number of shares (diluted)

	Year ended 31 December
	2014	2013
	Number of shares	Number of shares

Weighted average number of shares at 31 December	116,822,487,451	116,102,910,373
Effect of conversion of the 2007 Convertible Bonds	419,909,259	1,439,688,889
Effect of conversion of the 2011 Convertible Bonds	—	4,316,219,014
Weighted average number of shares (diluted) at 31 December	117,242,396,710	121,858,818,276

12.5.4	Dividends

Dividends payable to owners of the Company attributable to the year represent:

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.09 per share (2013: RMB 0.09 per share)	10,512	10,491
Dividends declared after the balance sheet date of RMB 0.11 per share (2013: RMB 0.15 per share)	13,318	17,519
	23,830	28,010

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ending 31 December 2014 of RMB 0.09 (2013: RMB 0.09) per share totaling RMB 10,512 million (2013: RMB 10,491 million). Dividends were paid on 24 September 2014.

Pursuant to a resolution passed at the director’s meeting on 20 March 2015, final dividends in respect of the year ended 31 December 2014 of RMB 0.11 (2013: RMB 0.15) per share totaling RMB 13,318 million (2013: RMB 17,519 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	Year ended 31 December
	2014	2013
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.15 per share (2013: RMB 0.20 per share)	17,519	17,933

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared and paid on 19 June 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2013, a final dividend of RMB 0.20 per share totaling RMB 17,933 million, and with bonus issues of 2 shares converted from the retained earnings for every 10 existing shares in respect of the year ended 31 December 2012 was declared and cash dividends were paid on 25 June 2013.

12.5.5	Trade Accounts Receivable and Bills Receivable

	The Group		The Company
	2014	2013	2014	2013
	31 December	31 December	31 December	31 December
	RMB million	RMB million	RMB million	RMB million

Amounts due from third parties	65,883	50,638	1,494	2,422
Amounts due from subsidiaries	—	—	19,917	25,068
Amounts due from Sinopec Group Company and fellow subsidiaries	20,188	9,311	1,587	2,742
Amounts due from associates and joint ventures	5,290	9,091	2,161	2,766
	91,361	69,040	25,159	32,998
Less: Impairment losses for bad and doubtful debts	(530)	(574)	(128)	(378)
Trade accounts receivable, net	90,831	68,466	25,031	32,620
Bills receivable	13,963	28,771	176	2,064
	104,794	97,237	25,207	34,684

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2014	2013	2014	2013
	31 December	31 December	31 December	31 December
	RMB million	RMB million	RMB million	RMB million

Within one year	104,019	97,066	22,502	34,519
Between one and two years	720	112	2,665	110
Between two and three years	53	46	37	44
Over three years	2	13	3	11
	104,794	97,237	25,207	34,684

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2014	2013	2014	2013
	RMB million	RMB million	RMB million	RMB million

Balance at 1 January	574	699	378	546
Provision for the year	44	36	4	16
Written back for the year	(15)	(38)	(11)	(17)
Written off for the year	(57)	(123)	(11)	(113)
Transferred to subsidiaries	—	—	(232)	—
Others	(16)	—	—	(54)
Balance at 31 December	530	574	128	378

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

12.5.6	Trade Accounts and Bills Payables

	The Group		The Company
	2014	2013	2014	2013
	31 December	31 December	31 December	31 December
	RMB million	RMB million	RMB million	RMB million

Amounts due to third parties	181,519	192,082	44,351	57,309
Amounts due to Sinopec Group Company and fellow subsidiaries	13,575	8,114	8,345	4,463
Amounts due to associates and joint ventures	3,272	2,528	393	775
Amounts due to subsidiaries	—	—	49,310	89,460
	198,366	202,724	102,399	152,007
Bills payable	4,577	4,526	2,933	2,443
Trade accounts and bills payables measured at amortised cost	202,943	207,250	105,332	154,450

The ageing analysis of trade accounts and bills payables are as follows:

	The Group		The Company
	2014	2013	2014	2013
	31 December	31 December	31 December	31 December
	RMB million	RMB million	RMB million	RMB million

Within 1 month or on demand	184,697	194,108	73,803	133,374
Between 1 month and 6 months	13,138	8,548	18,821	12,876
Over 6 months	5,108	4,594	12,708	8,200
	202,943	207,250	105,332	154,450

12.5.7	Segment Reporting

(1)	Information of the Group’s reportable segments is as follows:

	2014	2013
	RMB million	RMB million

Turnover
Exploration and production
External sales	69,550	60,848
Inter-segment sales	141,544	158,618
	211,094	219,466
Refining
External sales	175,534	194,469
Inter-segment sales	1,092,244	1,111,004
	1,267,778	1,305,473
Marketing and distribution
External sales	1,458,390	1,486,037
Inter-segment sales	5,446	6,330
	1,463,836	1,492,367
Chemicals
External sales	356,993	374,097
Inter-segment sales	62,208	55,999
	419,201	430,096
Corporate and others
External sales	721,174	717,796
Inter-segment sales	587,663	640,224
	1,308,837	1,358,020
Elimination of inter-segment sales	(1,889,105)	(1,972,175)
Turnover	2,781,641	2,833,247
Other operating revenues
Exploration and production	16,503	22,641
Refining	5,317	5,796
Marketing and distribution	12,770	10,047
Chemicals	8,284	7,491
Corporate and others	1,399	1,089
Other operating revenues	44,273	47,064
Turnover and other operating revenues	2,825,914	2,880,311

	2014	2013
	RMB million	RMB million

Result
Operating profit/(loss)
By segment
Exploration and production	47,057	54,793
Refining	(1,954)	8,599
Marketing and distribution	29,449	35,143
Chemicals	(2,181)	868
Corporate and others	(1,063)	(3,412)
Elimination	2,179	794
Total segment operating profit	73,487	96,785
Share of profits/(losses) from associates and joint ventures
Exploration and production	1,117	358
Refining	(871)	(486)
Marketing and distribution	963	794
Chemicals	603	418
Corporate and others	1,818	1,275
Aggregate share of profits from associates and joint ventures	3,630	2,359
Investment income
Exploration and production	1	8
Refining	17	11
Marketing and distribution	71	93
Chemicals	208	—
Corporate and others	2,319	42
Aggregate investment income	2,616	154
Net finance costs	(14,229)	(4,246)
Profit before taxation	65,504	95,052

	At	At
	31 December	31 December
	2014	2013
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	453,060	406,237
– Refining	297,884	329,236
– Marketing and distribution	276,298	273,872
– Chemicals	162,685	156,373
– Corporate and others	147,015	107,197
Total segment assets	1,336,942	1,272,915
Interest in associates and joint ventures	80,593	75,318
Available-for-sale financial assets	868	3,730
Deferred tax assets	6,979	4,141
Cash and cash equivalents and time deposits with financial institutions	10,100	15,101
Other unallocated assets	15,886	11,711
Total assets	1,451,368	1,382,916
Liabilities
Segment liabilities
– Exploration and production	100,552	104,233
– Refining	67,327	69,029
– Marketing and distribution	118,493	101,564
– Chemicals	27,532	23,670
– Corporate and others	138,930	129,816
Total segment liabilities	452,834	428,312
Short-term debts	75,183	109,806
Income tax payable	1,091	3,096
Long-term debts	107,787	107,234
Loans from Sinopec Group Company and fellow subsidiaries	146,110	92,420
Deferred tax liabilities	7,820	7,977
Other unallocated liabilities	14,966	12,445
Total liabilities	805,791	761,290

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2014	2013
	RMB million	RMB million

Capital expenditure
Exploration and production	80,196	105,311
Refining	27,957	26,064
Marketing and distribution	26,989	29,486
Chemicals	15,850	19,189
Corporate and others	3,648	5,076
	154,640	185,126
Depreciation, depletion and amortisation
Exploration and production	48,902	44,126
Refining	15,015	13,859
Marketing and distribution	12,491	11,127
Chemicals	12,130	10,757
Corporate and others	1,559	1,396
	90,097	81,265
Impairment losses on long-lived assets
Exploration and production	2,436	2,523
Refining	29	88
Marketing and distribution	40	35
Chemicals	1,106	—
Corporate and others	8	15
	3,619	2,661

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Year ended 31 December
	2014	2013
	RMB million	RMB million

External sales
Mainland China	2,062,775	2,107,202
Others	763,139	773,109
	2,825,914	2,880,311

	2014	2013
	31 December	31 December
	RMB million	RMB million

Non-current assets
Mainland China	1,003,521	941,046
Others	64,589	51,181
	1,068,110	992,227

12.6	Changes in the scope of consolidation.

□ applicable  √ inapplicable

13.	Repurchase, Sales and Redemption of Shares

During this reporting period, Yizheng Chemical repurchased and cancelled its shares held by Sinopec Corp. pursuant to the Share Repurchase Agreement. Saved as disclosed above, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries. For details of the transaction, please refer to item 9.3 of the “this announcement”.

14.	Mode Code for Securities Transactions by Directors

Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2014. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec employees.

15.	Compliance with Corporate Governance Code

Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited to its operations; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Saved as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

16.	Review of Annual Results

The annual results for the year ended 31 December 2014 have been reviewed with no disagreement by the Audit Committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Fu Chengyu
Chairman

Beijing, China, 20 March 2015

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+ , Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORARION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2014

NOTICE IS HEREBY GIVEN that the annual general meeting ( “Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2014 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Tuesday, 12 May 2015 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Fifth Session of the Board of Directors of Sinopec Corp. (the “Board”) (including the Report of the Board of Directors for 2014).

2.	To consider and approve the Report of the Fifth Session of the Supervisory Committee of Sinopec Corp. (including the Report of the Supervisory Committee for 2014).

3.	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2014.

4.	To consider and approve the profit distribution plan for the year ended 31 December 2014.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.11 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.09 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.20 (tax inclusive) per share for the year 2014.
5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2015.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2015, and to authorise the Board to determine their remunerations.

7.
To consider and approve service contracts between Sinopec Corp. and directors of the Sixth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Sixth Session of the Supevisory Committee (including emoluments provisions).

8.
To authorise the secretary to the Board to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election of directors of Sinopec Corp. such as applications, approval, registrations and filings.

9.
To approve the proposed amendments to the articles of association of Sinopec Corp. (“Articles of Association”) and the rules and procedures for the supervisors’ meetings and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

10.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the actual amount to be issued, interest rate, term, target of issuance and use of proceeds of the relevant debt financing instruments and the preparation, signing and disclosure of all necessary documents. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, corporate bonds, offshore market RMB bonds and foreign currency bonds, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a Director designated by the Chairman to carry out the above matters of issuance.

This proposal will expire at the conclusion of the next annual general meeting of Sinopec Corp.

11.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 94 of the Articles of Association of Sinopec Corp. and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 9 May 2014, the AGM of the Company for 2013 had approved the granting of a general mandate to the Board (or a Director authorized by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the AGM up to 20 March 2015, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares in the Company (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options , convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

By way of cumulative voting

12.	To elect the directors of the Sixth Session of the Board (not including independent non-executive directors).

12.1	Fu Chengyu;

12.2	Wang Tianpu;

12.3	Li Chunguang;

12.4	Zhang Jianhua;

12.5	Wang Zhigang;

12.6	Dai Houliang;

12.7	Liu Yun;

12.8	Zhang Haichao; and

12.9	Jiao Fangzheng.

13.	To elect the independent non-executive directors of the Sixth Session of the Board.

13.1	Jiang Xiaoming;

13.2	Andrew Y.Yan;

13.3	Bao Guoming; and

13.4	Tang Min.

Resolutions 9 - 11 are special resolutions.

Details of the resolutions are included in the circular to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
20 March 2015

Notes:

I.	Attendee of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 10 April 2015 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 10 April 2015.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting. Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Wednesday, 22 April 2015.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 11 April 2015 to Tuesday, 12 May 2015 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The registered address of Sinopec Corp. is: 22

Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)
Profit Warning in respect of the First Quarter of 2015

The Board of Directors of the Company and its directors warrant that there are no misrepresentations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

I.	Profit Warning

1.	Profit warning period

1 January 2015 to 31 March 2015.

2.	Details for the profit warning

The price of international crude oil has declined significantly since the fourth quarter of 2014 and still remained at a low level in the first quarter of 2015. The crude oil realised price of China Petroleum & Chemical Corporation (the “Company”) experienced sharp decline, and refining segment and sales of refined oil products digested high cost crude oil and refined oil product inventories, leading to significant decrease in the net profit attributable to shareholders of the Company for the profit warning period which is estimated to be in the vicinity of the breakeven point.

3.	The estimated results have not been audited.

II.	Other matters

The above estimated data represents figures of preliminary calculation only. Please refer to the 2015 first quarterly report to be officially disclosed by Sinopec Corp. for specific and accurate financial data.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC, 20 March 2015

As at the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 23, 2015